Exhibit 99.2

Index to Unaudited Condensed Consolidated Financial Statements

PAGE
Unaudited Condensed Consolidated Balance Sheets as of December 31, 2014 and September 30, 2015	F-2
Unaudited Condensed Consolidated Statements of Comprehensive Loss for the Three Months Ended September, 2014 and 2015 and the Nine Months Ended September 30, 2014 and 2015	F-3
Unaudited Condensed Consolidated Statements of Changes in Equity / Deficit for the Nine Months Ended September 30, 2014 and 2015	F-4
Unaudited Condensed Consolidated Statements of Cash Flow for the Nine Months Ended September 30, 2014 and 2015	F-5
Notes to Unaudited Condensed Consolidated Financial Statements	F-6

UNIQURE N.V.

Unaudited Condensed Consolidated Balance Sheets

(€ in thousands)

		DECEMBER 31,	SEPTEMBER, 30
	NOTE	2014	2015
Assets
Non-current assets
Goodwill	8,9	1,342	1,342
Intangible assets other than Goodwill	8,9	16,368	7,362
Property, plant and equipment	7	19,667	22,627
Other non-current assets	10	1,022	1,108
Total non-current assets		38,399	32,439
Current assets
Receivables from related parties	11	2,426	5,142
Trade and other receivables	11	1,542	2,166
Inventories	12	200	411
Cash and cash equivalents	13	53,219	214,494
Total current assets		57,387	222,213
Total assets		95,786	254,652
Equity
Share capital		905	1,211
Share premium		206,111	344,376
Other reserves		17,149	23,318
Accumulated deficit		(181,081)	(238,450)
Total equity	14	43,084	130,455
Liabilities
Non-current liabilities
Borrowings	16	16,418	13,313
Derivative financial instruments - related parties	16	—	740
Financial lease liabilities	16,26	134	—
Deferred rent	26	5,658	5,711
Deferred revenue	17	15,387	77,043
Deferred tax liabilities	9	1,379	1,349
Contingent considerations	9	1,454	2,061
Total non-current liabilities		40,430	100,217
Current liabilities
Trade and other payables	15	9,617	12,090
Derivative financial instruments - related parties	16	645	1,268
Borrowings	16	—	4,636
Borrowings - derivative	16	207	357
Deferred rent	26	475	550
Deferred revenue	17	1,328	5,079
Total current liabilities		12,272	23,980
Total liabilities		52,702	124,197
Total equity and liabilities		95,786	254,652

The notes are an integral part of these Condensed Consolidated Financial Statements.

UNIQURE N.V.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(€ in thousands, except share and per share data)

		THREE MONTHS ENDED		NINE MONTHS ENDED
		SEPTEMBER 30,		SEPTEMBER 30,
	NOTE	2014	2015	2014	2015
		(€ in thousands)
License revenues	17	221	1,041	662	1,754
Collaboration revenues	17	780	1,809	2,551	3,818
Product sales	17	—	300	—	300
Total revenues		1,001	3,150	3,213	5,872
Cost of goods sold		—	(428)	—	(428)
Other income		208	186	598	532
Research and development expenses	18	(9,514)	(11,933)	(23,740)	(32,652)
Selling, general and administrative expenses	19	(3,218)	(4,835)	(8,035)	(13,503)
Impairment of intangible assets	8	—	(11,640)	—	(11,640)
Other gains / losses, net	20	3,630	(1,552)	3,694	(2,548)
Total operating costs		(8,894)	(30,202)	(27,483)	(60,239)
Operating result		(7,893)	(27,052)	(24,270)	(54,367)
Finance income		54	5	125	70
Finance expense	22	(1,220)	1,173	(1,734)	(3,102)
Finance income/(expense)—net		(1,166)	1,178	(1,609)	(3,032)
Result before corporate income tax		(9,059)	(25,874)	(25,879)	(57,399)
Corporate income taxes		—	30	—	30
Net loss		(9,059)	(25,844)	(25,879)	(57,369)
Items that may be subsequently reclassified to profit or loss
Currency translation differences on foreign operations		703	(159)	693	927
Other comprehensive income/(loss)	21	703	(159)	693	927
Total comprehensive loss		(8,356)	(26,003)	(25,186)	(56,442)
Loss per share attributable to the equity holders of the Company during the year:
Basic and diluted loss per share	24	(0.51)	(1.08)	(1.54)	(2.69)

The notes are an integral part of these Condensed Consolidated Financial Statements.

UNIQURE N.V.

Unaudited Condensed Consolidated Statement of Changes in Equity/Deficit

(€ in thousands)

		Total
		Share	Share	Other	Accumulated	Total
	Note	Capital	Premium	Reserves	Deficit	Equity/Deficit
Balance at January 1, 2014		610	142,459	6,536	(144,041)	5,564
Result for the period		—	—	—	(25,868)	(25,868)
Other comprehensive income/(loss)		—	—	693	(10)	683
Total comprehensive loss		—	—	693	(25,878)	(25,185)
Capital contributions		282	64,020	—	—	64,302
Share issuance costs		—	(668)	—	—	(668)
Share based payment/expense		—	—	7,193	—	7,193
Balance at September 30, 2014		892	205,811	14,422	(169,920)	51,205
Result for the period		—	—	—	(11,170)	(11,170)
Other comprehensive income		—	—	456	9	465
Total comprehensive loss		—	—	456	(11,161)	(10,705)
Capital contributions		13	300	—	—	313
Share based payment/expense			—	2,271	—	2,271
Balance at December 31, 2014	14	905	206,111	17,149	(181,081)	43,084
Result for the period		—	—	—	(57,369)	(57,369)
Other comprehensive income		—	—	927	—	927
Total comprehensive loss		—	—	927	(57,369)	(56,442)
Capital contributions		306	138,877	—	—	139,183
Share issuance costs			(612)			(612)
Share based payment/expense		—	—	5,242	—	5,242
Balance at september 30, 2015	14	1,211	344,376	23,318	(238,450)	130,455

The notes are an integral part of these Condensed Consolidated Financial Statements.

UNIQURE N.V.

Unaudited Condensed Consolidated Statement of Cash Flows

(€ in thousands)

		NINE MONTHS ENDED
		September 30,
	NOTE	2014	2015
Cash flow from operating activities
Net loss		(25,879)	(57,369)
Adjustments for:
Depreciation	7	859	2,872
Amortization on intangibles assets	7	—	274
Impairment of intangible assets	8	—	11,640
Lease incentive	26	4,854	129
Loss/(gain) on derivatives	16	(574)	164
Loss/(gain) on foreign exchanges		(2,545)	3,160
Other non-cash items		(1)	606
Share-based expenses	23	7,193	5,242
Changes in trade and other receivables		(142)	(3,339)
Movement in inventories	12	326	(210)
Changes in trade and other payables	15	(1,812)	(5,234)
Changes in deferred revenue and provisions		(635)	65,407
Initial recognition of warrants	3	—	2,622
Movement in other liabilities		1,209	2,435
Interest (income) / expense		1,035	1,504
Cash (used in) / generated by operations		(16,112)	29,903
Interest paid		(807)	(1,404)
Net cash (used in) / generated by operating activities		(16,919)	28,499
Cash flow from investing activities
Purchases of property, plant and equipment	7	(13,365)	(3,289)
Purchases of intangible assets	8	(2,129)	(2,908)
Interest received		95	70
Acquisition of businesses		(1,463)	—
Net cash used in investing activities		(16,862)	(6,127)
Cash flow from financing activities
Proceeds from shares issued	14	62,786	137,909
Share issuance cost	14	(668)	(612)
Proceeds from Borrowings	16	7,184	—
Payments of finance lease	16	(116)	(125)
Net cash generated from financing activities		69,186	137,172
Net increase in cash, cash equivalents and bank overdrafts		35,405	159,544
Currency effect cash and cash equivalents		3,567	1,731
Cash, cash equivalents and bank overdrafts at beginning of the period		23,810	53,219
Cash, cash equivalents and bank overdrafts at end of the period		62,782	214,494

The notes are an integral part of these Condensed Consolidated Financial Statements.

UNIQURE N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

1. General information

uniQure N.V.

uniQure N.V. (“uniQure” or the “Company”) is a biopharmaceutical company domiciled in The Netherlands with headquarters at Meibergdreef 61, 1105 BA, Amsterdam, The Netherlands.

The Company is a leader in the field of gene therapy, and has developed the first product to receive regulatory approval in the European Union and has a broad pipeline of additional product candidates for development in-house or with collaborators. The Company was incorporated in January 2012 to acquire and continue the gene therapy business (“AMT Business”) of Amsterdam Molecular Therapeutics (AMT) Holding N.V. (“AMT”) and its subsidiaries (collectively, the “AMT Group”) and to facilitate additional financing, as described further below. As used in these Condensed Consolidated Interim Financial Statements, unless the context indicates otherwise, all references to “uniQure” or the “Company” refer to uniQure and its consolidated subsidiaries.

Organizational structure of the uniQure Group

uniQure N.V. is the ultimate parent of the following group of entities:

Company name

uniQure biopharma B.V.
uniQure IP B.V.
uniQure Manufacturing B.V.
uniQure Assay Development B.V.
uniQure Research B.V.
uniQure non clinical B.V.
uniQure QA B.V.
uniQure Process Development B.V.
uniQure clinical B.V.
Stichting participatie AMT(1)
uniQure Inc.
uniQure GmbH (2)

(1)                         Stichting participatie AMT is a trust that was formed in order to facilitate AMT’s employee incentive schemes for the period up to 2010.

(2)                         In July 2014 the Company acquired InoCard GmbH, which was renamed uniQure GmbH in August 2014.

Other matters

In January 2014, the Company implemented a 5-for-1 consolidation of shares, which had the effect of a reverse share split. All share, per-share and related information presented in these unaudited Condensed Consolidated Financial Statements and accompanying footnotes has been retroactively adjusted, where applicable, to reflect the impact of the reverse share split.

On February 5, 2014 the Company successfully completed its initial public offering (IPO), placing 5,400,000 shares at $17 per share, raising total gross proceeds of $91,800,000 (€67,300,000) and net proceeds of $85,400,000 (€62,621,000) after commissions but before expenses.

On April 15, 2015 the Company announced the closing of a follow-on public offering of 3,000,000 ordinary shares at a price to the public of $29.50 per ordinary share. After deducting underwriting discounts but before share issuance expenses, the net proceeds of the follow-on public offering were $83.2 million (€78.5 million). The securities were offered pursuant to a shelf registration statement on Form F-3 filed with the Securities Exchange Commission (the “SEC”) on March 3, 2015 and declared effective on March 13, 2015.

In July 2014, the Company acquired InoCard GmbH. For further disclosures please refer to Note 9.

On April 6, 2015, the Company entered into agreements with Bristol Myers Squibb (“BMS”), which provide BMS exclusive access to uniQure’s gene therapy technology platform for multiple targets in cardiovascular and other target-specific disease areas. The collaboration includes the Company’s proprietary S100A1 gene therapy program in congestive heart failure. In addition, the Company will collaborate with BMS on up to nine additional gene therapy targets addressing a broad range of cardiovascular and other target-specific disease areas. uniQure will be responsible for discovery, preclinical development, and chemistry, manufacturing and controls (CMC), and will provide BMS its vector technologies and access to its industrial, proprietary insect-cell based manufacturing platform. uniQure will be responsible for CMC portions of regulatory filings, and will co-operate with BMS in the preparation of all regulatory materials and interactions with regulatory authorities. BMS will be responsible for clinical development and all commercial activities across all programs.

The financial terms consist of payments to uniQure up to $103 million comprising upfront payments and target designation fees. A $50 million (€45.0 million) upfront payment was received upon effectiveness of the licensing and collaboration transaction in May 2015. A further $15 million (€13.7 million) was received on July 31, 2015 upon designation of three additional collaboration targets by BMS.

The parties have also agreed to enter into a supply contract, under which uniQure will undertake the manufacturing of all gene therapy products under the collaboration. The Company will also be eligible to receive research, development and regulatory milestone payments, including up to $254 million for the lead S100A1 therapeutic and up to $217 million for each other gene therapy product potentially developed under the collaboration, as well as net sales based milestone payments and tiered single to double-digit royalties on product sales.

In addition, pursuant to the collaboration agreements, in June 2015 BMS purchased 1,112,319 of the Company’s ordinary shares for aggregate consideration of $37.6 million (€33.4 million). Immediately after the issuance, BMS owned 4.9% of the Company’s outstanding ordinary shares.

On August 7, 2015, the Company issued an additional 1,275,789 of its ordinary shares to BMS for aggregate consideration of $37.9 million (€34.7 million). Immediately after the issuance, BMS owned 9.9% of the Company’s outstanding ordinary shares.

Refer to Note 4 for additional information regarding the accounting treatment of the BMS transaction.

The Unaudited Condensed Consolidated Financial Statements were authorized for issue by the supervisory board on November 30, 2015.

2. Summary of significant accounting policies

2.1 Basis of preparation

These Unaudited Condensed Consolidated Financial Statements of the Company were prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. Certain information and disclosures normally included in Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) have been condensed or omitted. Accordingly, these Condensed Consolidated Financial Statements should be read in conjunction with the Company’s Annual Consolidated Financial Statements for the year ended December 31, 2014 which have been prepared in accordance with IFRS. These Consolidated Financial Statements for the year ended December 31, 2014 are included in the Company’s Annual Report on Form 20-F filed with the SEC on April 7, 2015.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to these Condensed Consolidated Financials are disclosed in Note 4.

The Company’s Consolidated Financial Statements are presented in thousands of Euro, which is the Company’s presentation currency. The Company has two functional currencies, the Euro for the European operations and the U.S. dollars for the US operations. Assets and liabilities of Group entities are translated into Euro at the period end rates of exchange, and the results of their operations are translated into Euro at average rates of exchange for the period. The resulting translation adjustments are included in accumulated deficit and in other comprehensive income (loss).

2.2 Changes in accounting policies and disclosures

The accounting policies adopted are consistent with those of the previous financial year, except as described below.

During the second quarter of 2015 the Company changed the valuation model used to determine the fair value of the granted employee share options. Previously the Company used the Black-Scholes model. Starting in the second quarter of 2015, the Company applied the Hull-White valuation model. Both models determine the value of an option based on several input parameters; the value of the underlying asset, the exercise price, the expected volatility, the risk-free rate, dividend yield and the time to maturity. The Hull-White model introduces an additional key input parameter, the stock-to-exercise multiple, which reflects the tendency for plan participants to exercise their vested options when the share price reaches a specified multiple of the exercise price. Given the characteristics of the Company’s employee share options and the potential for early exercise, the Company believes the Hull-White model is a more appropriate construct to value its employee share options. The impact of this change starting from the second quarter in 2015 is considered immaterial.

Upon the initiation of the commercialization of Glybera in September 2015, the Company began to amortize certain related intangibles assets over their useful lives (being the shorter of 13 years and the patent period) using a straight-line methodology. Prior to the commercialization of Glybera, the Company assumed these intangible assets had indefinite lives. The annual amortization expense is expected to be €0.3 million and will be presented as cost of goods sold in the Company’s Consolidated Statement of Comprehensive Loss.

As part of the Company’s acquisition of InoCard in July 2014, the Company acquired in-process research and development (IPR&D) that it considered to be an indefinite life intangible asset. In conjunction with the commencement of the BMS collaboration in the second quarter of 2015, the Company began amortizing, on a straight-line basis, the IPR&D over the 19-year performance period. The annual amortization expense is expected to be €0.2 million and will be presented as cost of goods sold in the Company’s Consolidated Statement of Comprehensive Loss.

The Company also determined that the above transactions shall trigger the amortization of certain other intangible assets related to licenses utilized in various research and development programs. The assets will be amortized on a straight-line basis over the life of the related patentsof (approximately four to seven years. Annual amortization expenses of €0.4 million will be presented in reseach and development cost.

a) New and amended standards adopted by the Company

The following standards and amendments became effective as of January 1, 2015.

IAS 19	Defined Benefit Plans; Employee Contributions
Improvements to 2010-2012 cycle	Amendments to IFRS2, IFRS3, IFRS8, IAS 16 and IAS 24
Improvements to 2011-2013 cycle	Amendments to IFRS3, IFRS13, IAS 40

None on these standards or amendments had a material impact on the consolidated financial statements of the Company.

b) New and amended standards not yet adopted by the Company

IFRS 9	Financial Instruments
IFRS 10, 12 and IAS 28	Amended / Investment Entities; Applying the Consolidation Exception
Amended / Sale or Distribution of Assets between Investor and its Associate or JV

IFRS 11	Amended / Accounting for Acquisitions of Interests in Joint Operations
IFRS 14	Regulatory Deferral Accounts
IFRS 15	Revenue from Contracts With Customers
IAS 1	Amended / Disclosure Initiative
IAS 16 and 38	Amended / Clarification of Acceptable methods of Depreciation and Amortization
IAS 16 and 41	Amended / Agriculture / Bearer Plants
IAS 27	Amended / Equity Method in Separate Financial Statements
Improvements to 2012-2014 cycle	Amendments to IFRS5, IFRS7, IAS 19 and IAS 34

The above standards will not become effective in 2015; the Company has not early adopted any of the above amendments or new standards and has yet to assess the full impact.

3. Financial risk management

3.1 Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk.

The Condensed Consolidated Financial Statements do not include all financial risk management information and disclosures required in the Annual Consolidated Financial Statements, and should be read in conjunction with the Company’s Annual Consolidated Financial Statements for the period ended December 31, 2014.

Following the employment of the Chief Financial Officer in January 2015 the Company initiated measures to remediate the previously identified material weaknesses and control deficiencies. These measures include the engagement of an independent, global consulting firm specializing in risk, internal audit and financial advisory services in June 2015 as well as staffing the Company’s finance department and defining steps to materially change the Company’s risk management policies,

The table below analyzes the Company’s financial liabilities in relevant maturity groupings based on the length of time until the contractual maturity date, as at the reporting date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying value balances as the impact of discounting is not significant.

	LESS THAN	BETWEEN 1	BETWEEN 2	OVER 5
	1 YEAR	AND 2 YEARS	AND 5 YEARS	YEARS	UNDEFINED
	(€ in thousands)
At December 31, 2014
Borrowings (excl. Financial lease liabilities)	1,710	7,773	11,480	—	—
Financial lease liabilities	168	134	—	—	—
Trade and other payables	9,449	—	—	—	—
Contingent consideration	—	—	—	—	14,500
Derivative financial instruments	852	—	—	—	—
Total	12,179	7,907	11,480	—	14,500
At period ended september 30, 2015
Borrowings (excl. Financial lease liabilities)	6,546	8,420	6,351	—	—
Financial lease liabilities	177	—	—	—	—
Trade and other payables	11,853	—	—	—	—
Contingent consideration	—	—	—	—	14,500
Derivative financial instruments	1,625	—	740	—
Total	20,201	8,420	7,091	—	14,500

For financial instruments measured at fair value, IFRS 7 requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•             Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

•             Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and

•             Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to ascertain the fair value of an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Following the Company’s IPO in February 2014, the measurement for outstanding warrants presented under derivative financial instruments — related parties and borrowings derivatives, is now a level 2 valuation, as the Company’s shares are traded on NASDAQ and the valuation of warrants is derived from a quoted share price.

The InoCard transaction described under Note 9 created a level 3 type contingent consideration, as the inputs to calculate this number are not based on observable market data. Details regarding the valuation of the contingent consideration are disclosed in Note 9.

The carrying amount of a financial asset or financial liability is a reasonable approximation of the fair value and therefore information about the fair values of each class has not been disclosed.

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
	(€ in thousands)
At December 31, 2014
Derivative financial instruments - related parties	—	645	—	645
Borrowings—derivative (warrants)	—	207	—	207
Contingent consideration	—	—	1,454	1,454
	—	852	1,454	2,306

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
	(€ in thousands)
At september 30, 2015
Derivative financial instruments - related parties	—	1,268	—	1,268
Borrowings—derivative (warrants)	—	357	—	357
BMS related instruments	—	—	740	740
Contingent consideration	—	—	2,061	2,061
	—	1,625	2,801	4,426

	LEVEL3
	Contingent	BMS	Total
	consideration	Instruments	Level 3
Opening balance January 1, 2015	1,454		1,454
Transfers to (from) level 3	—	740	740
(Gains) / losses recognized in profit or loss	607		607
Closing balance at September 30, 2015	2,061	740	2,801

Sensitivity analyses

As of September 30, 2015, the Company recorded derivative financial liabilities related to BMS as their fair market value of €740,000. The fair market valuation assumes an annualized volatility of 65% for the Seventh and Tenth Collaboration Warrants.

The Company conducted a sensitivity analysis to assess the impact on the fair market valuation of changing certain assumptions. Specifically, the Company examined the impact on the fair market valuation of the financial instruments assuming annualized volatility of 65% for the Seventh and Tenth Collaboration Warrants and the Second Closing. A further sensitivity analysis was performed assuming the exercise date of the warrants would occur one year later than what was assumed in the initial valuation. The table below illustrates the impact on the fair market valuation associated with these changes in assumptions.

Changing the annualized volatility to 75% would have increased the total fair market value as of the effective date by 37%, from €740,000 to €1,016,803. Extending the warrant exercise date by one year would only have a marginal effect on the total fair market value.

	7th Warrant	10th Warrant	Total FMV

Base case	€406,500	€333,500	€740,000

Increase 10% volatility to 75%	€561,375	€455,428	€1,016,803
Variance to base case

Extend exercise dates by one year	€427,320	€341,716	€769,036
Variance to base case

The Company conducted a sensitivity analysis related to the InoCard contingent consideration. For example, if contractual milestone payments occur six months later than currently expected, the fair market value of the contingent consideration would decrease by €221,000 or 11%, from €2,061,000 to €1,840,000. In a further sensitivity analysis assuming a change in the probability of success led to a decrease in the fair market value of the contingent payments of €529,000 or 26%, from €2,061,000 to €1,532,000.

Derivative financial instruments — related parties

Upon the closing of the BMS collaboration in the second quarter of 2015, the Company recorded derivative financial liabilities related to the transaction. Pursuant to the terms of the agreements BMS was required to purchase from the Company a certain number of shares prior to December 31, 2015 such that BMS’ equity ownership in the Company’s issued and outstanding ordinary shares would be equal to 9.9% immediately after the closing of such purchase (“Second Closing”). The purchase price per ordinary share would be equal to 110% of the Volume Weighted Average price (“VWAP”) for the 20 trading days ending on the date that is 5 days prior to the Second Closing. The timing of the investment was at the sole discretion of BMS.

Additionally, BMS was granted two warrants, the Seventh Collaboration Warrant and the Tenth Collaboration Warrant (as defined in the respective agreements), providing BMS the right to purchase an additional 10% equity ownership immediately after the exercise of each such warrants, respectively. The Seventh Collaboration Warrant, which enables BMS to purchase a specific number of uniQure ordinary shares such that its ownership will equal 14.9% immediately after such purchase, can be exercised on the later of (i) the date on which uniQure receives from BMS the Target Designation Fees (as defined in the collaboration agreements) associated with the first six New Targets (as defined in the collaboration agreements) and (ii) the date on which BMS designates the sixth New Target. The Tenth Collaboration Warrant, which enables BMS to purchase a specific number of uniQure ordinary shares such that its ownership will equal 19.9% immediately after such purchase, can be exercised on the later of (i) the date on which uniQure receives from BMS the Target Designation Fees (as defined in the collaboration agreements) associated with the first nine New Targets (as defined in the collaboration agreements) and (ii) the date on which BMS designates the ninth New Target.

The exercise price in respect of each warrant will be equal to the greater of (i) the product of (A) $33.84, multiplied by (B) a compounded annual growth rate of ten percent (10%); and (ii) the product of (A) 1.10, multiplied by (B) the VWAP for the 20 trading days ending on the date that is five trading days prior to the date of a notice of exercise delivered by BMS.

The Company has assigned a fair market valuation to the three financial instruments as described above. The methodology applied a Monte-Carlo simulation, resulting in a financial liability recognized as of the effective date of the BMS agreements. The change in fair market value of the two warrant agreements between the effective date of the agreement and the end of the reporting period was accounted for in the Statement of Comprehensive Loss.

The valuation model incorporated several inputs, including the underlying share price at both the closing of the collaboration agreement and the reporting date, the risk free rate adjusted for the period affected, an expected volatility based on a peer group analysis, the expected yield on any dividends, and management’s expectations on the timelines of reaching certain defined trigger events for the exercising of the warrants, as well as management’s expectations regarding the number of ordinary shares that would be issued upon exercise of the warrants. Additionally, the model assumes BMS will exercise the warrants only if it is financially rational to do so. Given the nature of these input parameters, the Company has classified the analysis as a level 3 valuation.

In July 2015, BMS notified the Company of its intent to complete the Second Closing, and on August 7, 2015, the Company issued an additional 1,275,789 of its ordinary shares to BMS for aggregate consideration of $37.9 million (€34.7 million). Changes in the fair market value of this financial instrument between May 21 and August 7, 2015 are presented as income in the Statement of Comprehensive Loss for the period ended September 30, 2015. The remaining €1.3 million derivative financial liability was credited to equity.

Execution of the Seventh Collaboration Warrant and the Tenth Collaboration Warrant are expected to occur within 2 and 5 years after the reporting date.

The fair market valuation of the financial instruments arising from the BMS agreements resulted in a combined financial liability of €2,621,750 as of the effective date of the BMS collaboration and €740,000 as of September 30, 2015. After the completion of the equity investment on August 7, 2015 the FMV presented covers only the FMV related to the two BMS related warrant agreements. In accordance with International Accounting Standard 39 — Financial Instruments: Recognition and Measurement, the change in fair market value between the last reporting date of June 30, 2015 and the September 30, 2015 reporting date was recorded in Finance Income / expense, as a net gain of €594,500 for the reporting period. This amount includes the change in FMV on the two remaining financial instruments of €397,500, and an amount of €197,000 related to the change in FMV of the Second Closing between the last reporting date of June 30, 2015 and the completion of the Second closing that occurred on August 7, 2015.

As of September 30, 2015, the valuation of the contingent consideration due to the sellers of Inocard resulted in a loss of €607,000 that was subsequently taken as a research and development expense through the profit and loss accounts of the Company. This classification was determined on the basis that the movements in fair value should follow the nature and purpose of the contingent consideration, arising from achieving operational milestones in the further development of the underlying product. The change in valuation of the contingent consideration is caused by a change in the estimate of the timelines of the underlying milestones.

Borrowings — derivative (warrants)

The derivatives relate to certain warrants associated with a loan conversion in 2013 for an amount of €357,000.

Group valuation processes

The fair value of the level 2 liabilities as of September 30, 2015 has been determined using a Black-Scholes option pricing model. Key inputs include the risk-free rate, volatility, term, exercise price, and fair value of ordinary shares. The values are included within the tables presented above. Changes in the fair values are analyzed at each reporting date during the quarterly review process. The fair value of ordinary shares is the closing price as of September 30, 2015.

The fair value of the level 3 liabilities as of September 30, 2015 has been calculated using a Net Present Value calculation in relation to the contingent consideration; key inputs were the probability of success of achieving the various milestones as well as the time at which they were estimated to have been achieved. The other level 3 valuations as of September 30, 2015 resulting from the BMS collaboration agreements were valued using a Monte-Carlo simulation. Inputs into the model were the underlying share price at initiation and reporting date, the risk free rate adjusted for the period affected, an expected volatility based on a peer group analysis, an expected yield on dividend, and management expectations on the timelines for reaching certain triggering events for the exercising of the mentioned warrants as well as management expectations on the number of ordinary shares that would be issued upon exercise.

4. Critical accounting estimates and judgments

The preparation of Financial Statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts and classifications of assets and liabilities, revenues and expenses in the Condensed Consolidated Interim Financial Statements. The estimates that have a significant risk of causing a material adjustment to the Financial Statements include those utilized for share-based compensation, income taxes, research and development expenditures, borrowings, impairment of goodwill and in-process R&D, fair value of derivatives and other financial instruments. Actual results could differ materially from those estimates and assumptions.

The preparation of Financial Statements in conformity with IFRS also requires the Company to exercise judgment in applying the accounting policies. Critical judgments in the application of the Company’s accounting policies relate to research and development expenditures, recognition of revenues and the cost of license revenues.

The Condensed Consolidated Financial Statements do not include all disclosures for critical accounting estimates and judgments that are required in the Annual Consolidated Financial Statements, and should be read in conjunction with the Company’s Annual Consolidated Financial Statements for the period ended December 31, 2014.

Revenue recognition

The Company has generated revenue to date solely through its license and collaboration agreements. Such agreements may consist of multiple elements and provide for varying consideration terms — reimbursement for services rendered, product sales, up-front fees and milestone payments — requiring significant analysis by management in order to determine the appropriate method of revenue recognition.

The Company recognizes revenue in accordance with International Accounting Standard 18 — Revenue (“IAS 18”), which addresses the accounting for revenue arising from certain transactions and events.

Where such arrangements can be divided into separate units of accounting (each unit constituting a separate earnings process), the arrangement consideration is allocated to the different units based on their relative fair values and recognized over the respective performance period. Where the arrangement cannot be divided into separate units, the individual deliverables are combined as a single unit of accounting and the total arrangement consideration is recognized over the estimated collaboration period. Such analysis requires considerable estimates and judgments to be made by management, including the relative fair values of the various elements included in such agreements and the estimated length of the respective performance periods.

The Company has received, and may continue to receive from time to time, non-refundable payments, such as target designation fees, in connection with the BMS collaboration agreement. Revenues from such non-refundable payments are initially reported as deferred revenue and are recognized as license revenue over the period of performance.

The Company is eligible to receive reimbursement for services rendered under certain collaboration agreements. Under IAS 18, when the outcome of a transaction involving the rendering of services cannot be estimated reliably, revenue shall be recognized only to the extent of the expenses recognized that are recoverable. The Company generally recognizes collaboration revenue upon the invoicing of its collaboration partners for such approved, reimbursable services.

The Company is also eligible to receive various payments associated with certain clinical, regulatory and sales-related milestones. Milestone payments are accounted for in accordance with IAS 18, which allows for the recognition of consideration contingent on the achievement of a substantive milestone in the period in which the milestone payment is receivable and its receipt probable. To be considered a substantial milestone, the Company must evaluate the following criteria: (1) the reasonableness of the milestone payments compared to the effort, time and cost to achieve the milestones, (2) whether a component of the milestone payments relates to other agreements or deliverables, (3) the existence of cancellation clauses requiring the repayment of milestone amounts received under the contract, (4) the risks associated with the achievement of the milestone and (5) obligations under the contract that must be completed to receive payment or penalty clauses for failure to deliver.

BMS collaboration agreement

The Company evaluated the collaboration agreement with BMS and determined that it is a revenue arrangement with multiple components, or performance obligations. The Company’s substantive performance obligations under the collaboration agreement include an exclusive license to its technology in the field of cardiovascular disease, research and development services and manufacturing services. In accordance with IAS 18 combined with guidance and good practices with respect to multiple-element arrangements, the Company analyzed the BMS agreements in order to determine whether the components, including license and performance obligations such as research and development activities, can be separated and reliably measured, or whether all the deliverables must be accounted for as a single unit of accounting.

The Company concluded that the license does not have value that can be reliably measured on a stand-alone basis and therefore does not represent a separate unit of accounting. Facts that were considered included the development of the lead S100A1 product candidate, noting that because S100A1 has not entered clinical studies nor has the gene therapy been fully developed and tested, the license has little or no value to BMS without the ensuing research, development and manufacturing activities using the Company’s proprietary technology platform. Likewise, the Company believes BMS could not sell the license to another party without the Company agreeing to provide the research, development and manufacturing services for the other party. As such, the Company concluded that the multiple elements associated with the BMS collaboration agreement represented one unit of accounting.

Under the terms of the agreements, the Company received an upfront cash payment from BMS of $50 million (€45.0 million). In addition, BMS purchased 1,112,319 of its ordinary shares at a price of $33.84 per share, resulting in net proceeds of $37.6 million (€33.4 million). The Company evaluated the stock purchase agreement and the collaboration agreement as one arrangement and determined that the difference between the additional net proceeds and the fair value of the shares should be part of the total consideration. The shares purchased by BMS are recorded at fair value based on the quoted share price of $22.86 on the date immediately prior to the execution date of the agreement, ($25.4 million; €22.6 million) resulting in a remaining aggregate arrangement consideration, or equity premium, of $12.2 million (€10.8 million). The Company deferred the recognition of the upfront cash payment and the equity premium over fair market value. These amounts are being recognized as revenue over the period of the performance obligations, which includes research, development and manufacturing activities. The Company estimates the performance period to be nineteen years, commencing on the effective date of May 21, 2015. The amortization of deferred revenue will be presented as license revenues in the consolidated statement of comprehensive income (loss).

Additionally, BMS was granted two warrants, the Seventh Collaboration Warrant and the Tenth Collaboration Warrant, providing BMS the right to purchase an additional 10% equity ownership immediately after the exercise of said warrants. The Company has determined that BMS’ rights to acquire equity in the future are financial instruments, the fair market value of which will reduce the amount of deferred revenue to be recognized on the Company’s Consolidated Balance Sheet.

In the period ended September 30, 2015, BMS exercised their contractual right to purchase a certain number of shares such that BMS’ equity ownership in the Company’s issued and outstanding ordinary shares would be equal to 9.9% immediately after the closing of the stock purchase.

5. Seasonality of operations

The Company’s financial results have varied substantially, and are expected to continue to vary, from quarter to quarter. The Company therefore believes that period-to-period comparisons should not be relied upon as indicative of future financial results. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

6. Segment information

Operating segments are identified on the basis of whether the allocation of resources and/or the assessment of performance of a particular component of uniQure’s activities are regularly reviewed by uniQure’s chief operating decision maker as a separate operating segment. By these criteria, the activities of uniQure are considered to be one segment, which comprises the discovery, development and commercialization of innovative gene-therapies, and the segmental analysis is the same as the analysis for uniQure as a whole. The Management Board is the chief operating decision maker, and it reviews the consolidated operating results regularly to make decisions about the Company’s resources, and to assess overall performance.

7. Property, plant and equipment

	LEASEHOLD	CONSTRUCTION	LAB	OFFICE
	IMPROVEMENTS	IN PROCESS	EQUIPMENT	EQUIPMENT	TOTAL
	(€ in thousands)
As of January 1, 2015
Cost	15,074	884	7,200	2,544	25,702
Accumulated depreciation	(1,692)	—	(3,119)	(1,224)	(6,035)
Opening net book amount	13,382	884	4,081	1,320	19,667
Reclassifications	31	(1,123)	1,092	—	—
Additions	—	1,739	2,331	178	4,248
Disposals	—	—	(129)	—	(129)
Depreciation charge	(1,263)	—	(297)	(1,312)	(2,872)
Currency translation effects	1,098	81	(358)	892	1,713
Closing net book amount	13,248	1,581	6,720	1,078	22,627
At September 30, 2015
Cost	16,254	1,581	10,837	2,792	31,464
Accumulated depreciation	(3,006)	—	(4,246)	(1,714)	(8,966)
Depreciation on disposals	—	—	129	—	129

Net book amount	13,248	1,581	6,720	1,078	22,627

Construction in Process (“CIP”) at September 30, 2015 relates to the remaining fit-out of the Company’s manufacturing facility in Lexington, Massachusetts for an amount of €242,000 and the construction of temporary research and development facilities in Amsterdam, initiated in the third quarter of 2015, for an amount of €1,339,000.

Depreciation expense of €2,872,000 for the nine months ended September 30, 2015 (nine months ended September 30, 2014: €859,000) has been mainly charged to research and development expense.

8. Intangible Assets

		CAPITALIZATION	IN-PROCESS			TOTAL
	LICENSE	OF DEVELOPMENT	RESEARCH &		CAPITALIZED	INTANGIBLE
	FEES	EXPENSES	DEVELOPMENT	GOODWILL	SOFTWARE	ASSETS
	(€ in thousands)
As of January 1, 2015
Cost	4,892	6,811	4,665	1,342	—	17,710
Accumulated amortization and impairment	—		—	—	—	—
Opening net book amount	4,892	6,811	4,665	1,342	—	17,710
Additions	451	2,499	—	—	35	2,985
Reductions	(77)	—	—	—	—	(77)
Amortization charge	(94)	(78)	(102)	—	—	(274)
Impairment	(2,789)	(8,851)	—	—	—	(11,640)
Closing net book amount	2,383	381	4,563	1,342	35	8,704
At september 30, 2015						—
Cost	5,266	9,310	4,665	1,342	35	20,618
Accumulated amortization and impairment	(2,883)	(8,929)	(102)	—	—	(11,914)
Net book amount	2,383	381	4,563	1,342	35	8,704

Additions to intangible assets for the nine months ended September 30, 2015 included the continued capitalization of Glybera development expenses, in accordance with IAS 38, for an amount of €2,499,000 (2014: €2,725,000. During the period March 21, 2013 to August 31, 2015 the Company capitalized €9,310,000 of expenditures.

The Company commenced amortization of both capitalized development cost and associated licenses on September 1, 2015 following the first commercial sale of Glybera. Glybera development cost will be amortized over thirteen years on a straight-line basis. The related licenses will be amortized over the patent periods ending in 2019 and 2020, respectively.

During the three month period ended September 30, 2015, the Company recorded a one-time, non-cash impairment charge of €11.6 million related to certain intangible assets related to Glybera. The impairment was due to a reduction in the estimated number of patients to be treated with Glybera, as well as certain recent commercial developments, including the ruling by the French National Authority for Health (Haute Autorite de Sante) to not provide reimbursement for Glybera. In Germany the AMNOG process has been completed and consensus has been reached with GKV-SV that Glybera will be administered, at least for the first few years, only in an in-patient setting in a few highly specialized centers, due to the novel method of gene therapy and the specific requirements related to the administration of the drug and its storage. As a consequence, Glybera will be offered only to Hospital pharmacies and not in the retail market. The impairment charge was allocated pro rata to the intangible assets within the cash-generating unit constituting the Xenon and Ampliphi licenses, as well as the Glybera capitalized development cost. After the impairment charge, the value-in-use of the Glybera cash generating unit was €0.5 million. In determining the value-in-use the Company applied a WACC of 13.5%.

Prior to the commencement of Glybera commercialization, the Company considered the group as a whole to constitute one cash generating unit since all material assets had been deployed to develop gene therapies and management had regularly reviewed all activities of the group as a single business element. Post commercialization of Glybera, the Company deems Glybera to be a separate cash generating unit with specified assets, including capitalized development costs and the related Xenon and Ampliphi licences, generating independent cash flows. As such, the impairment loss was allocated pro rata to the intangible assets within the cash-generating unit.

As part of the Company’s acquisition of InoCard in July 2014, the Company acquired IPR&D that it considered to be an indefinite life intangible asset. In conjunction with the commencement of the BMS collaboration in the second quarter of 2015, the Company began amortizing, on a straight-line basis, the IPR&D over the 19-year performance period. The annual amortization expense is expected to be €0.2 million and will be presented as cost of goods sold in the Company’s Consolidated Statement of Comprehensive Loss.

During the third quarter of 2015 the Company started amortizing its licenses from St. Jude Childrens Hospital, the University of California in San Francisco and the National Insitutes of Health over their respective patent terms ending in 2018 and 2022, respectively.

9. Business Combinations

In July 2014, the company acquired InoCard GmbH. InoCard (later renamed uniQure GmbH) was founded in December 2013 as a spin-off of the University of Heidelberg, and is focused on the development of gene therapy approaches for cardiac disease. InoCard has developed a novel gene therapy through preclinical proof of concept, for the one-time treatment of congestive heart failure (CHF). InoCard founder Prof. Patrick Most joined uniQure as managing director of uniQure in Germany.

Under the terms of the agreement, the sellers received an upfront payment of approximately €3,000,000 (€1,500,000 in cash and €1,500,000 in uniQure ordinary shares), and will receive a further €14,500,000 in success-based milestone payments upon achieving certain clinical and regulatory targets. Upon a successful commercial launch of a developed product, the sellers will further receive a royalty payment of 0.5 % of the net product sales. The milestone payments are payable, at the Company’s sole discretion, in either cash or a variable number of Company shares, based on the then current stock price.

The acquired entity, InoCard, was effectively a single-product business, fully focusing on the further development of gene therapy approaches for cardiac disease. All success-based milestones relate to the further development of these programs and therefore these programs are deemed the only material asset of the entity, and as such, the value of InoCard is assumed to fully be represented by the Fair Value of the S100A1 program. As of the acquisition date, the Company performed a purchase price allocation under IFRS 3, which resulted in a Fair Value assessment of the acquired IPR&D asset at a value of €4,665,000.

In determining the fair value of IPR&D, the Company utilized the income approach (discounted cash flow method). Inputs to this model were assumptions on pricing and market share developments, together with assumptions on the cumulative probability of success of progressing through the various clinical development stages up to market approval; this method resulted in a series of future cash flow that were discounted at a rate of 30%.

The following table summarizes the consideration paid for InoCard and the amounts of the assets acquired and liabilities assumed, recognized at the acquisition date:

July 31, 2014
(€ in thousands)
Consideration paid:
Cash paid	1,463
Shares	1,500
Shares issued upon conversion of assumed convertible loan	17
Contingent consideration	1,301
Total consideration	4,281

Recognized amounts of identifiable assets acquired and liabilities assumed were as follows:

July 31, 2014
(€ in thousands)
Non-current assets
Intangible assets (excl. Goodwill)	4,665
Current assets
Cash and cash equivalents	373
VAT receivable	13
Non-current liabilities
Deferred tax liabilities	(1,379)
Current liabilities
Trade payables	(7)
Other payables	(726)
Total identifiable net assets	2,939
Goodwill	1,342

The Fair Value of the contingent consideration is estimated as the expected (i.e. probability-weighted) present value of the milestone payments and based on a discount rate of 30%. The relatively high discount rate is derived from the high uncertainty of progressing from the current pre-clinical development stage trough the various clinical stages before arriving at a commercial stage. The fair value of this contingent consideration will be re-measured every reporting date with changes recognized in profit & loss for the period. The fair value could change as the probability of the milestone payments changes, or due to the time value of money. The contingent consideration calculated as €1,301,000 is accounted for as a liability. The maximum, undiscounted contingent consideration amounts to €14,500,000 upon achieving clinical milestones.The fair value of the contingent liability at September 30, 2015 amounts to € 2,061,000 compared to € 1,454,000 as at December 31, 2014 primarily as a result of unwinding the discount.

The IPR&D is not recognized for tax purposes; therefore a deferred tax liability is recognized for this temporary difference. The deferred tax liability is based on the fair value of the IPR&D multiplied by the German tax rate of 29.58%, resulting in a deferred tax liability of €1,379,000.

10. Other non-current assets

As of December 31, 2014 and September 30, 2015, the amount represents a refundable security deposit for the Lexington, Massachusetts facility, paid in September 2013.

11. Trade and other receivables

	DECEMBER 31,	SEPTEMBER, 30
	2014	2015
	(€ in thousands)
Receivables from related parties	2,426	5,142
Other receivables	588	211
Prepaid Expenses	515	1,259
Social security and other taxes	439	696
Trade and other receivables	3,968	7,308

The fair value of Trade and other receivables approximates their carrying value. As of September 30, 2015 and December 31, 2014, all trade and other receivables were assessed as fully recoverable. The carrying amount of the Company’s trade receivables are denominated in Euro and U.S. dollars.

The receivables from related parties as of September 30, 2015 relate to amounts receivable from Chiesi and BMS of €4,116,000 as well as accrued income of €1,005,000 related to the Chiesi and BMS collaboration agreements. The remaining element of receivables from related parties (€23,000) relates to certain wage tax liabilities settled by AMT on behalf of senior management in connection with purchases of AMT depositary receipts in 2007; these amounts are repayable to uniQure on sale of the related ordinary shares or on the respective employee ceasing to be employed by the Company.

The other classes within trade and other receivables do not contain impaired assets. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

The other receivables primarily relate to prepaid rent, insurance and certain annual license fees for software and intellectual property.

12. Inventories

	DECEMBER 31,	SEPTEMBER, 30
	2014	2015
	(€ in thousands)
Raw materials	152	232
Intermediate Products	48	179
Inventories	200	411

Inventories include the raw materials used for the manufacturing of Glybera. Commercially available Glybera is presented as intermediate product.

13. Cash and cash equivalents

	DECEMBER 31, 2014	SEPTEMBER 30, 2015
	(€ in thousands)
Cash at bank and on hand	53,219	214,494

As of September 30, 2015, the Company had €214.5 million of cash on hand, compared to €53.2 million as of December 31, 2014. The change primarily reflects the receipt during the first nine months of funds from the completion of a follow-on public equity offering in April, 2015, the upfront payment and equity investments received from BMS in June and August.

Supplemental information relating to the cash flow statement

Purchases of fixed assets and changes in trade and other payables exclude a non-cash item of €830,000 principally related to the purchase of fixed assets, which have not yet been paid as of September 30, 2015.

14. Equity

As of September 30, 2015, a total of 24,218,853 shares were issued and paid up in full at a nominal value of €0.05 per share (December 31, 2014: 18,092,194 shares at €0.05 per share).

		Number of	Share Capital	Share Premium	Total Equity
Date	Description	Shares	Amounts	Amounts	Amounts
			(€ in thousands)	(€ in thousands)	(€ in thousands)
January 1, 2014	Brought forward	12,194,906	610	142,459	143,069
February 5, 2014	Initial Public Offering	5,400,000	270	61,683	61,953
July 31, 2014	Issuance of shares	192,128	10	1,507	1,517
September-December 2014	Exercise of options	305,160	15	462	477
January-March 2015	Exercise of options	336,672	16	131	147
April 15, 2015	Issuance of shares / Follow on	3,000,000	150	77,729	77,879
June 12, 2015	Equity investment BMS	1,112,319	56	22,501	22,557
April-June 2015	Exercise of options	178,605	9	774	783
August 07, 2015	Equity investment BMS	1,275,789	64	35,910	35,974
July-September 2015	Exercise of options	223,274	11	1,220	1,231
					—
September 30, 2015		24,218,853	1,211	344,376	345,587

On February 5, 2014, the Company issued 5,400,000 ordinary shares at an initial public offering price of $17.00 per share, with net proceeds, after deducting underwriting discounts but prior to deducting offering expenses payable by the Company, of €62,621,000 ($85,400,000).

On July 31, 2014, the Company issued 192,128 shares as part of the acquisition price of InoCard GmbH. For further details refer to Note 9.

During the first nine months of 2015, the Company issued 738,551 ordinary shares upon exercise of employee share options and options issued in connection with the Company’s collaboration with 4D Molecular Therapeutics.

On April 15, 2015, the Company issued 3,000,000 of its ordinary shares at a public offering price of $29.50 per share, with net proceeds, after deducting underwriting discounts but prior to deducting offering expenses payable by the Company, of €78,500,000 ($83,200,000).

On June 12, 2015, the Company issued to BMS 1,112,319 of its ordinary shares at $33.84 per share, for proceeds of €33,400,000 ($37,640,000). On August 7, 2015 the Company issued to BMS a further 1,275,789 of its ordinary shares at $29.67 per share, for proceeds of €35,974,000 ($37,852,000).

On December 31, 2014 and September 30, 2015, a total of 7,258 shares were held in treasury. All shares issued by the Company were fully paid. Besides the minimum amount of share capital to be held under Dutch law, there are no distribution restrictions applicable to equity of the Company.

Share premium

Total additions to share premium during the nine months ended September 30, 2015 were €138,265,000 net of costs. This increase in share premium was due to the issue of shares as described above.

Other reserves

The costs of equity-settled share-based payments to employees are recognized in the statement of comprehensive loss, together with a corresponding increase in equity during the vesting period, taking into account (deferral of) corporate income taxes.

During the nine months ended September 30, 2015, the Company recognized a share-based payment expense of €5,242,447 (nine months ended September 30, 2014: €7,192,580), as described in Note 23. The amount presented in the first nine months of 2014 took into account the accelerated vesting of options upon closing of the IPO, as well as the expenses incurred in relation to the granting of options to the management of 4D Molecular Therapeutics.

The amount presented for the first nine months of 2015 reflects the expenses associated with the granting of 179,068 Restricted Stock Units in August 2014 and the granting of a total of 1,701,221 options (net of forfeitures) under the 2014 Option Plan.

During the nine months ended September 30, 2015, the Company recognized €927,000 as translation adjustments concerning uniQure Inc., these adjustments are included in the Statement of Comprehensive Loss as other comprehensive income.

For the period nine months ended September 30, 2015, the Company has legally restricted reserves for the capitalization of Development Costs of €381,000 (2014: €4,915,000) and for a currency translation adjustment of €937,000 (2014: €10,000).

Under Dutch law the legally restricted reserve for the capitalization of development Costs is non-distributable to the Company’s shareholders. Only the reserve for the currency translation adjustment is reflected in the Company’s equity, under other comprehensive income.

15. Trade and other payables

	DECEMBER 31,	SEPTEMBER, 30
	2014	2015
	(€ in thousands)
Trade payables	4,860	4,969
Social security and other taxes	963	271
Other current liabilities	3,794	6,850

Total trade and other payables	9,617	12,090

Other current liabilities

As of September 30, 2015 and December 31, 2014, other current liabilities consisted principally of accruals for services provided by vendors but not yet billed and miscellaneous liabilities.

16. Borrowings and derivative financial instruments - related parties

	DECEMBER 31,	SEPTEMBER, 30
	2014	2015
	(€ in thousands)
Non-current
Borrowings	16,418	13,313
Derivative financial instruments - related parties	—	740
Total non-current	16,418	14,053

Current
Borrowings	—	4,636
Borrowings-derivative	207	357
Derivative financial instruments - related parties	645	1,268
Total current	852	6,261
Total	17,270	20,314

Derivative financial instruments — related parties

In 2013, the Company fully converted a convertible loan; the warrants associated with the convertible loan, and which survived the conversion of the loan, are presented in the Consolidated Balance Sheet as at September 30, 2015 within liabilities as a derivative with a fair value of €1,268,000.

The non-current derivative financial instruments — related parties reflects the fair market value of the BMS warrants. The current derivative financial instruments — related parties represents the fair market value of the warrants from the 2013 convertible loan.

Hercules borrowing

The amounts classified as borrowings in the Consolidated Balance Sheet relate to the Hercules Technology Growth Capital (Hercules) venture debt loan facility entered into on June 14, 2013 and subsequently amended on June 26, 2014. The borrowings are presented net of expenses.

According to the initial loan agreement with Hercules, the loan commitment was $10,000,000 with an interest rate of 11.85% and matured over a period of 39 months from the loan closing date. The interest-only period was set at nine months and was extended to 15 months on the completion of the transaction with Chiesi.

On June 26, 2014, the Company entered into an amended and restated loan agreement (which amended and replaced the original loan agreement) for an aggregate of $20,000,000, presented net of expenses. The additional amount of $10,000,000 (€7,344,000) was received net of expenses of $218,000 (€160,000). The net cash inflow was $9,782,000 (€7,184,000). The loan has an interest rate of 10.25%. The amended terms include two back-end fees of $345,000 and $250,000, due October 2016 and

June 2018, respectively. The interest-only period is 18 months. The Company is required to repay the loan in monthly principal installments from January 2016 through June 2018. The loan is secured by a lien on all of the Company’s assets.

As the terms of the amended loan agreement (including maturity date, interest rate, and pay-back schedule) changed significantly compared to the original loan agreement, the Company fully amortized the unamortized transaction costs at issue, resulting in an extra amortization charge through profit and loss in 2014 of $193,000 (€141,000).

As of September 30, 2015, the total value of the loan was $20.0 million (€18.0 million), of which $14.8 million (€13.3 million) was classified as non-current and $5.2 million (€4.7 million), net of expenses, was classified as current. This compares to a total loan value of $19.9 million (€15.7 million) as of September 30, 2014, of which $19.9 million (€15.7 million) was classified as non-current, net of expenses. The fair market value of the borrowings equals the carrying amount, as the interest on the loan is deemed to be on market terms.

During the nine months ended September 30, 2015, a loss of $1,946,000 (€1,734,000) was recorded as a finance expense, compared with a loss of $3,418,000 (€3,102,000) for the nine months ended September 30, 2014. The foreign exchange expense on the borrowings was a gain of €1,364,000 for the nine months ended September 30, 2015, compared to a loss of €1,149,000 for the same period in 2014.

As part of the initial loan agreement, Hercules was granted a warrant to purchase 37,174 ordinary shares of the Company. The warrant is not closely related to the host contract and therefore has been split and accounted for separately as a financial derivative measured at fair value, with changes in the valuation accounted for as a gain or loss in the Company’s Statement of Comprehensive Loss. As of September 30, 2015, the fair value of this derivative was €356,894 compared to €207,000 as of December 31, 2014. The fair value of the warrant is included within the Current liabilities: Borrowings—derivative on the Consolidated Balance Sheet.

The Amended Loan and Security Agreement contains covenants that restrict the Company’s ability to, among other things, incur future indebtedness and obtain additional financing, to make investments in securities or in other companies, to transfer assets, to effect certain corporate changes, to make loans to employees, officers and directors, and to make dividend payments and other distributions. Further, the Company has periodic reporting requirements and is required to keep a minimum cash balance deposited in bank accounts in the United States, equivalent to the lesser of the outstanding balance of principal due and 50% of the Company’s worldwide cash reserves. This restriction on the cash reserves only relates to the location of the cash reserves, but all cash reserves are at the free disposal of the Company. The Amended Loan and Security Agreement contains default provisions that include the occurrence of a material adverse effect, as defined therein, which would entitle Hercules to declare all principal, interest and other amounts owed by the Company immediately due and payable. As of September 30, 2015, the Company was in compliance with these covenants in all material respects.

Finance lease liability

The finance lease liability relates to the Company’s facility at the Meibergdreef in Amsterdam, the Netherlands.

The Condensed Consolidated Financial Statements do not include all disclosures for borrowings that are required in the Annual Consolidated Financial Statements, and should be read in conjunction with the Company’s Annual Consolidated Financial Statements for the period ended December 31, 2014.

17. Revenues and Deferred revenues

	SEPTEMBER, 30	SEPTEMBER, 30
	2014	2015
	(€ in thousands)
License revenues	662	1,754
Collaboration revenues	2,551	3,818
Product sales	—	300
Total	3,213	5,872

	DECEMBER, 31	SEPTEMBER, 30
	2014	2015
	(€ in thousands)
Deferred revenues current portion	1,328	5,079
Deferred revenues	15,387	77,043
Total	16,715	82,122

License revenues

During the nine months ended September 30, 2015, an amount of €1,754,000 (nine months ended September 30, 2014: €662,000) was recognized as license revenues. These amounts relate to upfront payment received from the Company’s collaboration partners and are recognized as license revenue over the period of performance.

Upon closing of the Commercialization Agreement and the Co-Development and Commercialization Agreement with Chiesi on June 30, 2013, the Company received €17.0 million as a non-refundable upfront payment. Based on an assessment performed by the Company, the €17.0 million is amortized on a straight-line basis, and presented as license revenues, over a period from July 2013 through September 2032: the date of expiration of the last intellectual property protection related to the Company’s manufacturing process. The Company determined that the €17.0 million of up-front payments received from Chiesi constituted a single unit of accounting.

In conjunction with the closing of the BMS collaboration agreement on May 21, 2015, the Company received an upfront, non-refundable cash payment of €45.0 million ($50.0 million). As of the effective date, the Company recorded deferred revenue of €53.2 million, which was equal to the upfront consideration of €45.0 million, plus the premium paid for the initial equity investment over the fair market value of the ordinary shares issued to BMS (valued at €10.8 million), less the fair market value of the financial instruments linked to the Second Closing and the Seventh and Tenth Collaboration Warrants (€2.6 million). The deferred revenue will be amortized over a performance period beginning as of the effective date of the collaboration agreement and ending on the nineteenth anniversary of the effective date. On July 31, 2015 BMS selected the 2nd, 3rd and 4th collaboration targets, triggering a $15.0 million target designation payment (€13.7 million) to the Company. The target designation payment was recorded as deferred revenue on the Company’s Consolidated Balance Sheet and will be amortized on a straight-line basis over 19 years starting August 1, 2015.

Collaboration revenues

Collaboration revenues, which are typically related to reimbursement from collaborators for the Company’s performance of research and development services under the respective agreements, are recognized on the basis of labor hours valued at a contractually agreed upon rate. Cost reimbursements to which the Company is entitled under agreements are recognized as collaboration revenues in the same quarter of the recorded cost they are intended to compensate.

During the nine months ended September 30, 2015, an amount of €3,818,000 (nine months ended September 30, 2014: €2,551,000) was recognized as collaboration revenues. These amounts relate to reimbursement of certain approved research and development expenses under the Company’s collaboration agreements with Chiesi, BMS and Treeway. Specifically, the Company is eligible for reimbursement from Chiesi for 50% of the approved development costs related to the development of AMT-060 for hemophilia B and for 50% of the approved costs related to the Company’s Phase IV study and registry for Glybera. Additionally, the Company is eligible for reimbursement from BMS for 100% of the approved research costs related to S100A1 and any other agreed upon targets contemplated in the collaboration agreement. The increase in the current period amount reflects the reimbursement of certain approved research expenses for S100A1 under the Company’s collaboration agreement with BMS.

Product revenues

Revenue recognized in the nine month period ended September 30, 2015, relates to the sale of Glybera.

18. Research and development expenses

For the three months ended September 30, 2015, research and development expenses amounted to €11,896,000 (three months ended September 30, 2014: €9,514,000). For the nine months ended September 30, 2015, research and development expenses amounted to €32,615,000 (nine months ended September 30, 2014: €23,740,000). These increases are mainly due to the additional development and clinical activities associated with the Phase I/II study of AMT-060, operations in the U.S. facility, which commenced in the second half of 2014 and the continued progression of uniQure’s other programs through later-stage research and clinical development.

19. Selling, general and administrative expenses

For the three months ended September 30, 2015 selling, general and administrative expenses amounted to €4,835,000 (three months ended September 30, 2014: €3,218,000). For the nine months ended September 30, 2015 selling, general and administrative expenses amounted to €13,503,000 (nine months ended September 30, 2014: €8,035,000). These increases are primarily due to the addition of employees and consultants, increased professional fees related to business development and other corporate legal matters and higher depreciation expenses allocated to selling, general and administrative expenses.

20. Other gains and losses, net

For the three months ended September 30, 2015, the Company recognized a loss of €1,552,000 related to the foreign exchange movements on its U.S. dollar denominated bank accounts, receivables and payables. For the three months ended September 30, 2014, the Company recorded a gain of €3,630,000. For the nine months ended September 30, 2015, the Company recognized a loss of €2,548,000 related to the foreign exchange movements on its U.S. dollar denominated bank accounts, receivables and payables. For the nine months ended September 30, 2014, the Company recorded a gain of €3,694,000 related to foreign exchange movements.

21. Other comprehensive income / loss

For the three months ended September 30, 2015, Other Comprehensive Income amounted to a loss of €159,000 (three months ended September 30, 2014: a gain of €703,000). For the nine months ended September 30, 2015, Other comprehensive income amounted to a gain of €927,000 (nine months ended September 30, 2014: a gain of €693,000). The amounts shown represent the foreign currency translation arising from the U.S. subsidiary, which was established in May 2013.

22. Finance expense, net

For the three months ended September 30, 2015, Finance Expense amounted to a gain of €1,173,000 (three months ended September 30, 2014: loss of €1,220,000). For the nine months ended September 30, 2015, Finance expense amounted to a loss of €3,102,000 (nine months ended September 30, 2014: loss of €1,734,000). Finance expense for the 2015 periods consists of interest expense and foreign exchange losses on the Hercules loan facility as well as fair value changes of related warrants / derivatives.

23. Share-based payments

The Condensed Consolidated Financial Statements do not include all disclosures for share-based payments that are required in the Annual Consolidated Financial Statements, and should be read in conjunction with the Company’s Annual Consolidated Financial Statements for the period ended December 31, 2014.

As of September 30, 2015, there were outstanding options to purchase an aggregate of 2,947,760 ordinary shares.

During the nine months ended September 30, 2015 the Company recognized share-based payment expense of €5,242,000 (nine months ended September 30, 2014: €7,193,000).

24. Loss per share

Basic

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of issued and outstanding ordinary shares during the year.

	September 30,	September 30,
	2014	2015
	(€ in thousands)
Loss attributable to equity holders of the Company (€ in thousands)	(25,879)	(57,369)
Weighted average number of ordinary shares outstanding	16,853,136	21,334,053
Loss per Share (€)	(1.54)	(2.69)

Diluted

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding, assuming conversion of all dilutive potential ordinary shares. Due to the fact that the Company is loss making, all potential ordinary shares had an antidilutive effect, if converted, and thus have been excluded from the computation of loss per share.

	September 30,	September, 30
	2014	2015

Warrants	170,802	170,802
Share options under 2012 Plan	1,691,844	1,182,474
Share options 4D	609,744	152,436
Share options under 2014 Plan	926,000	1,612,850
RSU’s	—	179,068
Total	3,398,390	3,297,630

Please note that the BMS warrants are not included in the above table here as the number of warrants cannot be determined yet.

25. Related-party transactions

In the nine month periods ended September 30, 2015 and 2014, the Management Board received regular salaries and contributions to post-employment schemes. Additionally, members of the Supervisory Board received compensation for their services in the form of cash compensation.

Chiesi became a related party following the commercial and investment agreements concluded with the Company on June 30, 2013. In the period ending September 30, 2015, the Company received various payments from Chiesi for issued invoices on collaboration revenue totaling €1,511,000. As of September 30, 2015, the Company had a receivable outstanding with Chiesi and BMS for €4,116,000, of which €2,622,474 was received subsequent to the end of the current period. These amounts related to reimbursable expenses incurred in connection with the Company’s collaboration agreements.

BMS became a related party following the agreements entered into during the second quarter of 2015. As of September 30, 2015, the Company had a receivable outstanding with BMS for €894,000. These amounts related to reimbursable expenses incurred in connection with the Company’s collaboration agreement with BMS. For a further description of BMS-related transactions please refer to Notes 1,3,4,14,16 and 17.

Key management compensation

The table below shows the compensation paid to the Supervisory Board, the Managing Directors and Senior management for the periods indicated.

		SHORT TERM		POST-
		EMPLOYEE	SHARE BASED	EMPLOYMENT	ADVISORS	TERMINATION
FOR THE		BENEFITS	PAYMENTS (1)	BENEFITS	FEE	BENEFITS	TOTAL
		(€ in thousands)
Year ended December 31, 2014	Supervisory board	—	162	—	178	—	340
	Managing directors	646	660	25	—	—	1,331
	Senior management	1,791	1,437	208	—	—	3,436
		2,437	2,259	233	178	—	5,107
9 months ended September 30, 2014	Supervisory board	—	122	—	117	—	239
	Managing directors	499	193	32	—	—	724
	Senior management	1,238	1,080	120	—	—	2,438
		1,737	1,395	152	117	—	3,401
9 months ended September 30, 2015	Supervisory board	—	74	—	209	—	283
	Managing directors	749	1,410	12	—	—	2,171
	Senior management	1,493	976	115	—	—	2,584
		2,242	2,460	127	209	—	5,038

(1)                     In the three months ended March 31, 2014, of the total amount, €335,000 related to the accelerated vesting of options upon the closing of the IPO.

26. Commitments / contingent liabilities

uniQure leases various office space and laboratory space under operating lease agreements. The Company leases its headquarters under an agreement between uniQure and Academisch Medisch Centrum (“AMC”), represented by Beheersmaatschappij Dienstverlening en Deelneming AZUA B.V. (“BDDA”) and Amsterdam Vector Productions B.V. (“AVP”), both subsidiaries of AMC (Second Rental Agreement) in respect of facilities located at Meibergdreef 61 Amsterdam, from October 1, 2005 until September 30 2016, and an agreement for the lease of facilities at Meibergdreef 57, Amsterdam, from July 1, 2006 until September 30, 2016. The aggregate annual lease payments amount to €546,000. On April 14, 2015 the Company entered into a further lease agreement with Jan Snel B.V. in respect of laboratory facilities located on Academisch Medisch Centrum (AMC) grounds, from October 12, 2015 until October 11, 2018. The Company started using these facilities on October 12, 2015. The lease payments for the term amount to €1,447,680.

The lease expenditure charged to the Consolidated Statement of Comprehensive Loss for the nine months ended September 30, 2015 was €399,000 (for the nine months ended September 30, 2014: €396,000).

On July 24, 2013, uniQure entered into an agreement for the lease of facilities at 113 Hartwell Avenue, Lexington, Massachusetts, United States that became effective from November 5, 2013 onwards until November 5, 2023. uniQure has an option to extend the lease for up to an additional 10 years. The aggregate lease payments for the period to November 5, 2023 amount to $18,937,000 (€17,278,000), including an initial rent-free period of seven months from the commencement of the lease which was effective at November 5, 2013.

The lease payments under an operating lease will be recognized as an expense on a straight line basis over the full duration of the lease, taking into account the lease incentives in a total amount of $7,259,000 (€6,469,000) as received from the landlord. This results in a monthly expense of $92,680 (€82,595). During 2015, the Company expensed a total amount of $834,000 (€743,000). As of September 30, 2015, the Company recorded a total deferred rent of $7,025,000 (€5,711,000), with a current element of $617,000 (€550,000). Further details regarding the accounting for this lease are set out in the Audited Consolidated Financial Statements for the year ending December 31, 2014.

The future aggregate minimum lease payments under non-cancellable operating leases as of September 30, 2015 and December 31, 2014 are as follows:

	DECEMBER 31,	SEPTEMBER, 30
	2014	2015
	(€ in thousands)
No later than 1 year	1,918	2,070
Later than 1 year and no later than 5 years	6,394	6,640
Later than 5 years	7,285	6,588

Total	15,597	15,298

Research and development commitments

uniQure has entered into research and development commitments in relation to its product pipeline. The future aggregate minimum payments under these research and development commitments are as follows:

	DECEMBER 31,	SEPTEMBER, 30
	2014	2015
	(€ in thousands)
No later than 1 year	306	330
Later than 1 year and no later than 5 years	—	—
Later than 5 years	—	—

Total	306	330

Grant commitments

From October 1, 2000 until May 31, 2005, AMT (uniQure’s predecessor entity) received a technical development loan from the Dutch government in relation to development of Glybera. This grant includes a repayment clause in the event the Company generates revenues from the related project. AMT received total grants of €3,605,000 relating to eligible project costs in the grant period. The grant amount received bears interest of 5.7% per annum and must be repaid in the period January 1, 2008 through December 31, 2019 as a percentage of revenues which are derived from product sales of Glybera. If future royalty payments are not sufficient to repay the grant on or prior to December 31, 2019, or if there are no revenues generated, the remaining balance will be forgiven. Repayment obligations continue to apply if the product is not commercialized or transferred to others. The total amount of the contingent commitment as at September 30, 2015 was €6,074,000 (2014: €5,747,000), comprising the original total amount of the grant together with accrued interest.

Historically, the Company also received a “Technisch ontwikkelingsproject” (TOP) (or technical development project) grant from the Dutch government amounting to €130,000 on a project that was terminated. If the Company realizes income from the sale of assets developed under that grant, repayment clauses will apply. The Company has not recorded any liability to repay amounts in respect of this grant.

Other contingent liabilities

On December 11, 2013, the Company received a formal request for arbitration from Extera Partners, a consulting firm based in Cambridge, Massachusetts, alleging a fee to be due in respect of consulting services provided to the Company in connection with a partnering transaction. The request for arbitration was received by the International Court of Arbitration at the International Chamber of Commerce on December 12, 2013. The amount claimed is $100,000 plus the net present value of 2.5% of all proceeds the Company has received and is expected to receive from Chiesi pursuant to its collaboration agreements entered into in the second quarter of 2013. The Company’s engagement letter with Extera Partners contains a cap limiting the maximum liability to €5,000,000. The final merits hearing took place in July 2015 and the Company expects the arbitrator’s judgment by the first quarter of 2016. The Company has denied the claim and will continue to vigorously defend against it.

27. Events after the reporting date

None

UNIQURE N.V.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three and nine months ended September 30, 2015. You should read the following discussion and analysis together with the Unaudited Condensed Consolidated Financial Statements and related notes. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission on April 7, 2015.

Overview

uniQure is a leader in the field of gene therapy and has a technology platform that we use as the basis for our proprietary and collaborative product lines across multiple therapeutic areas. Our core gene therapies include AMT-060 for the treatment of hemophilia B, which is currently enrolling a Phase I/II clinical trial; S100A1 for the treatment of congestive heart failure, which is in preclinical development; Glybera, the first and currently the only gene therapy product to receive regulatory approval in the European Union; and several other collaborator-sponsored programs.

Our aim is to make gene therapy a mainstay of modern medicine by:

•                       using our strong technology platform to develop our own programs in three therapeutic areas, liver-based diseases, cardio/metabolic diseases, and central nervous system diseases, in which we have a competitive advantage, with the potential to significantly de-risk development programs, and reduce development cost and time to market;

•                       sponsoring and acquiring additional early-stage programs in these areas from other biopharmaceutical companies and academic investigators;

•                       enhancing and accelerating these programs through our modularized research and development platform and our regulatory experience with gene therapies;

•                       applying our industrialized manufacturing process to produce the highest-quality material for our own and our collaborators’ programs; and

•                       collaborating with pharmaceutical companies with the necessary expertise to enhance our late-stage therapy development and maximize the value of our therapies at the commercialization stage.

We believe that our technology platform and strategic collaborations place us at the forefront of gene therapy within our chosen therapeutic areas. Our transgene delivery system is based on common, adeno-associated viruses, or AAV, which we believe are safe and effective delivery methods for efficient expression of transgenes. We have the exclusive or non-exclusive rights to natural AAV serotypes for lipoprotein lipase deficiency, or LPLD, liver and CNS applications and the capability to identify and develop synthetic AAV vectors that are designed to optimize the expression of a particular transgene in specific tissue types. We produce our AAV-based vectors in our own facilities with a proprietary, commercial-scale, consistent, and robust manufacturing process using insect cells and baculoviruses, a common family of viruses found in invertebrates. We believe our Lexington, Massachusetts-based facility, which is currently being qualified, is one of the world’s largest and most versatile gene therapy manufacturing facilities. We believe this robust technology platform, combined with our know-how derived from achieving the first regulatory approval of a gene therapy in the European Union, provides us a significant advantage in bringing our gene therapy products to the market ahead of our competitors.

We seek to develop gene therapies targeting a range of liver-based, cardio/metabolic and CNS indications, from ultra-orphan diseases, such as LPLD (for which Glybera is designated), to orphan diseases such as hemophilia B, to common diseases that affect far larger populations, such as congestive heart failure. The core of uniQure is a versatile and universal technology backbone, applicable to multiple therapeutic areas with the potential to significantly de-risk development programs, and reduce development cost and time to market. As part of our strategy, we are accessing important medical expertise for our therapeutic focuses through strong ties with academic thought leaders and clinical institutions. For cardio/metabolic diseases we are building a center of expertise in close cooperation with leading academic clinicians and surgeons at the university hospital and heart center in Heidelberg, Germany, and have entered into a significant collaboration with Bristol-Myers Squibb, or BMS. Our CNS activities are based on strong collaborations with the University of California at San Francisco, the National Institutes of Health, and the Institute Pasteur, Paris, France. Our hemophilia B product originates from St. Jude Children’s research Hospital in Memphis, Tennessee. We also seek to collaborate with or acquire emerging companies within our chosen therapeutic areas that are conducting or sponsoring early-stage clinical trials. Our collaborations allow us to cost-effectively obtain access to pre-clinical and early-stage programs without expending significant resources of our own. We generally have the rights to the data generated in these collaborator-sponsored programs, but do not control their design or timing. Our collaboration programs include gene therapy candidates for cardiac heart failure, Parkinson’s disease, Sanfilippo B syndrome, Acute Intermittent Porphyria and amyotrophic lateral sclerosis.

Our business was founded in 1998 by scientists who were investigating LPLD at the Academic Medical Center of the University of Amsterdam, or the AMC. In our early years we received funding and subsidized rent from the AMC, government grants, income for cGMP contract manufacturing of biologics for third parties, and small amounts of equity financing. On February 5, 2014, we successfully completed our initial public offering, placing 5,400,000 shares at $17 per share, raising total gross proceeds of $91.8 million (€67.3 million) and net proceeds of $85.4 million (€62.6 million) after commissions but before expenses. On April 15, 2015, we successfully completed a follow-on offering, placing 3,000,000 shares at $29.50 per share, raising total gross proceeds of $88.5 million (€83.5 million) and net proceeds of $83.2 million (€78.5 million) after commissions but before expenses. From our first institutional venture capital financing in 2006 until the third quarter of 2015 we funded our operations primarily through private and public placements of equity securities, and other convertible debt securities, in the aggregate amount of €352.9 million ($425.3 million). During this period, we also received total other income, consisting principally of government grants and subsidies, of €7.2 million, and total non-refundable collaboration funding of €75.0 million, and venture debt financing of $20.0 million (€18.0 million). Our predecessor entity, Amsterdam Molecular Therapeutics (AMT) N.V., or AMT, completed an initial public offering of its ordinary shares on Euronext Amsterdam in 2007 and subsequently delisted from that exchange in 2012. We acquired the business of AMT in the first half of 2012.

As of September 30, 2015, we had cash and cash equivalents of €214.5 million.

We had a net loss of €57.4 million in the first nine months of 2015 (€25.9 million in the first nine months of 2014 ) and €26.0 million for the three months ended September 30, 2015 (€9.1 million in the first nine months of 2014). As of September 30, 2015, we had an accumulated deficit of €238.5 million. We anticipate that our expenses will increase substantially in the future as we:

•                  conduct a Phase I/II clinical trial of AMT-060 for hemophilia B in collaboration with Chiesi;

•                  expand our research capabilities and corporate infrastructure to support our collaboration with BMS to develop gene therapies in cardiovascular and other target-specific areas;

•                  advance the preclinical and clinical development of our other product candidates, most of which are at relatively early stages of development, and seek to discover and develop additional product candidates;

•                  seek marketing approval for any product candidates that successfully complete clinical trials;

•                  exercise our options to acquire rights and pursue development of certain product candidates, the development of which is currently being conducted and funded by third parties;

•                  acquire or in-license rights to new therapeutic targets or product candidates;

•                  enter into collaboration agreements with third parties to collaborate on the research and development of potential product candidates;

•                  complete our EMA-mandated post-approval clinical trials of Glybera and maintain an LPLD patient registry;

•                  establish a sales, marketing and medical affairs infrastructure in the United States;

•                  fund the ongoing operations of our new manufacturing facility in Lexington, Massachusetts;

•                  fund expenses in connection with our collaboration with 4D Molecular Therapeutics;

•                  maintain, expand and protect our intellectual property portfolio, including in-licensing additional intellectual property rights from third parties;

•                  hire additional personnel, particularly in our manufacturing, research, clinical development, medical affairs, commercial and quality control groups;

•                  add operational, financial and management information systems and related finance and compliance personnel; and

•                  fund the build-out of additional facilities for Research and Development in Amsterdam, The Netherlands.

Collaboration and License Agreements

Strategic Collaboration: Bristol Myers Squibb

On April 6, 2015, we entered into agreements with BMS, which provide BMS exclusive access to our gene therapy technology platform for multiple targets in cardiovascular and other target-specific disease areas. The collaboration includes our proprietary congestive heart failure gene therapy program, which has demonstrated in advanced preclinical models that it can restore the ability to synthesize S100A1, a calcium sensor and master regulator of heart function, and increase survival rates after myocardial infarction. In addition, we will collaborate with BMS on up to nine additional gene therapy targets addressing a broad range of cardiovascular and other target-specific disease areas. uniQure will be responsible for discovery, preclinical development, and Chemistry, Manufacturing and Controls (“CMC”), and will provide BMS its vector technologies and access to its industrial, proprietary insect-cell based manufacturing platform. uniQure will be responsible for CMC portions of regulatory filings, and will co-operate with BMS in the preparation of all regulatory materials and interactions with regulatory authorities. BMS will be responsible for clinical development and all commercial activities across all programs.

Strategic Collaboration: Synpromics Ltd

On January 31, 2015 we entered into a collaboration and license agreement with Synpromics Ltd. for the discovery and selection of promoters with improved activity. Under this agreement, uniQure has the exclusive rights to five selected promoter sequences for driving gene expression in liver cells using AAV mediated gene therapy. Under the agreement Synpromics and uniQure collaborate in the selection of the promoters using Synpromics’ protected technology to create rationally designed libraries of DNA fragments, which can be used to assemble synthetic promoters with improved activity. We are required to make payments under this collaboration upon achievement of pre-clinical, clinical and regulatory milestones, as well as low single digit royalties.

Strategic Collaboration: Treeway B.V.

On January 14, 2015 we announced a License and Collaboration Agreement with Treeway to develop a gene therapy for Amyotrophic Lateral Sclerosis (ALS). Treeway is a biotechnology company that was founded by entrepreneurs Bernard Muller and Robbert Jan Stuit, both diagnosed with ALS. Under the terms of the agreement there are no upfront or milestone payments. Treeway is responsible for the development of the therapy and we are entitled to receive payments for manufacturing as well as commercial rights in North and South America and Japan.

Strategic Collaboration: 4D Molecular Therapeutics

In January 2014, we entered into a collaboration and license agreement with 4D Molecular Therapeutics, or 4D, for the discovery and optimization of next-generation AAV vectors. Under this agreement, we have an exclusive license to 4D’s existing and certain future know-how and other intellectual property for the delivery of AAV vectors to CNS or liver cells for the diagnosis, treatment, palliation or prevention of all diseases or medical conditions. Under this collaboration, the 4D team, including Dr. David Schaffer, 4D’s co-founder and Professor of Chemical and Biomolecular Engineering at the University of California, Berkeley, has established a laboratory, which we are funding at a cost of approximately $3.0 million in aggregate through 2016, to identify next generation AAV vectors. We are also required to make payments for pre-clinical, clinical and regulatory milestones under the collaboration as well as to pay single-digit royalties. In addition, we granted options to purchase an aggregate of 609,744 ordinary shares in connection with this collaboration, and will recognize resulting share-based payment expense through 2016. To the extent that the collaboration is successful, we may also incur additional third party costs in developing any product candidates and also in preparing, filing and prosecuting additional patent applications.

Chiesi Agreements

In April 2013, we entered into two collaboration agreements with Chiesi. In July 2013, we received an aggregate of €17.0 million in upfront payments from Chiesi under these agreements, as well as a €14.0 million investment in our ordinary shares.

Glybera agreement

Under the Glybera agreement, we granted Chiesi the exclusive right to commercialize Glybera for LPLD in the European Union and other specified countries, excluding the United States. In July 2013, we received a €2.0 million upfront payment in recognition of our past expenditures incurred in developing the product. In addition, we are eligible to earn up to €42.0 million in commercial milestone payments based on annual sales of Glybera.

We will receive payments for the quantities of Glybera we manufacture and supply to Chiesi, payable in part upon order and in part upon delivery of such product quantities. We will bear the cost of goods sold for the Glybera we deliver, including the royalties and related payments to third parties we must make under the license agreements covering various aspects of the technology underlying the composition and manufacture of Glybera. We estimate that the amount we will retain, net of cost of goods sold, including such third party royalties and related amounts, will be between 20% and 25% of the revenues from sales of Glybera by Chiesi, varying by country of sale. We believe that the amount that we will retain from net sales of Glybera in the European Union will initially be at the lower end of this range and will increase toward the higher end of that range beginning in 2015, upon the expiration of an in-licensed patent on which we pay royalties. In addition, we are required to pay 20% of the gross amount we receive from Chiesi in respect of Glybera product sales to the Dutch government, in repayment of a technical development loan in the outstanding amount of €6.1 million as of September 30, 2015, until the earlier of repayment in full of such amount and 2019.

Hemophilia B agreement

Under the Hemophilia B agreement, we granted to Chiesi an exclusive license, for the European Union and specified countries other than the United States, to co-develop and exclusively commercialize AMT-060, a gene therapy product for the treatment of hemophilia B. We received a €15.0 million upfront payment under this agreement. Of this amount, €5.0 million related to the future development of our hemophilia B product candidate and €10.0 million related to the use of our manufacturing capacity for our hemophilia B product candidate. In addition, we will share equally with Chiesi specified development expenses attributable to the hemophilia B program according to a defined development plan and budget, including expenses associated with preclinical and clinical studies as well as development and regulatory milestone payments associated with existing in-license agreements. The development plan and budget are subject to periodic review and updating by the joint development committee to reflect the progress of the development activities. We and Chiesi are currently discussing an updated development plan and budget for our AMT-060 program in light of the current program status.

We will receive payments from Chiesi for commercial quantities of our hemophilia B product candidate we manufacture and supply to them, if we receive regulatory approval for such product candidate. We estimate that the amount we would retain, net of cost of goods sold, including third party royalties and related amounts, will be between 25% and 35% of the revenues from sales of such product by Chiesi, varying by country of sale. We and Chiesi have agreed to negotiate a separate supply and distribution agreement in respect of the potential commercialization of our hemophilia B product candidate prior to dosing the first patient in any pivotal study. We are not entitled to any milestone payments under this co-development agreement.

Other License Agreements

We have obtained exclusive or non-exclusive rights from third parties under a range of patents and other technology that we are exploiting in Glybera and our development programs. Our agreements with these third parties generally grant us a license to make, use, sell, offer to sell and import products covered by the licensed patent rights in exchange for our payment of some combination of an upfront amount, annual fees, royalties, a portion of amounts we receive from our sub-licensees and payments upon the achievement of specified development, regulatory or commercial milestones. Our potential aggregate financial obligations under these agreements are material. Some of the agreements may also specify the extent of the efforts we must use to develop and commercialize licensed products.

InoCard Acquisition

In July 2014, we acquired InoCard GmbH (later renamed uniQure GmbH), an early-stage biotechnology company focused on the development of gene therapy approaches for cardiac disease. InoCard was founded in December 2013 as a spin-off of the University of Heidelberg. InoCard has developed a novel gene therapy through preclinical proof of concept, for the one-time treatment of congestive heart failure (CHF). InoCard founders Prof. Patrick Most and Prof. Hugo Katus joined uniQure as Managing Director of uniQure in Germany and Chairman of the Scientific Advisory Board, for Cardiovascular Diseases, respectively.

Under the terms of the agreement, InoCard shareholders received an upfront payment of approximately €3,000,000 (€1,500,000 in cash and €1,500,000 in uniQure shares), and are eligible to receive up to a further €14,500,000 in success-based milestone payments upon achieving certain clinical and regulatory targets. Upon a successful commercial launch of a developed product, the sellers will further receive a royalty payment of 0.5 % of the net product sales. The €14,500,000 in milestones is payable, at our sole discretion, in either cash or a variable number of uniQure shares, based on the then current share price.

Financial Operations Overview

Revenues

During the nine months ended September 30, 2015, we recognized total collaboration revenues of €3.8 million associated with development activities that were reimbursable by Chiesi, BMS and Treeway under our respective co-development agreements. We expect to continue to recognize such collaboration revenues going forward, in accordance with our contractual agreements.

During the nine months ended September 30, 2015, we also recognized license revenues of €1.8 million. This amount reflects the amortization during the period of the non-refundable upfront payments we received from Chiesi and BMS. The balance of €82.1 million of these license revenues will be recognized over their respective performance periods.

During the nine months ended September 30, 2015, an amount of €0.3 million was recognized as product revenues. The amount relates to the commercial delivery of Glybera to our commercialization partner, Chiesi.

To date, we have not generated any revenues from royalties.

The timing of our operating cash flows may vary from the recognition of the related revenues, as we defer the recognition of some upfront payments, including the upfront payments under our Chiesi and BMS agreements, and recognize these as revenue when earned or over a defined period, while we treat other revenue, such as milestone payments or service fees, as earned when received. We expect our revenues to vary from quarter to quarter and year to year, depending upon, among other things, the commercial success of Glybera in the EU and other gene therapy products that may achieve market approval, the number of target candidates designated by BMS and associated research programs initiated, the timing of clinical, regulatory and sales-related milestones that trigger contractual payments from our collaborators, the number of milestones achieved, the cost associated with ongoing, reimbursable development efforts, any new collaboration arrangements we may enter into and the terms we are able to negotiate with our collaborators.

Because LPLD is an orphan disease and we expect that the number of patients that will be treated with Glybera is relatively small, and because we currently expect that we will receive a one-time payment for a single patient treatment, we anticipate that revenues from Glybera may vary significantly from period to period. Further, because we currently anticipate that LPLD patients will require only a single administration with Glybera, we do not expect to earn recurring revenue from treated patients. We therefore believe that period-to-period comparisons should not be relied upon as indicative of our future revenues.

Other Income

Our other income consists principally of government grants and subsidies that support our research efforts in defined research and development projects, which we refer to as grants. These grants generally provide for reimbursement of our approved expenses incurred as defined in various grants. We recognize grants when expenses are incurred in accordance with the terms and conditions of the grant and the collectability of the receivable is reasonably assured. Because we have limited or no control over the timing of receipt of grants, the amount of other income varies from period to period and is not indicative of underlying trends in our operations.

We have received grants from the Dutch government and from the European Union. We have also participated in collaborations and consortia in which our collaborators and fellow consortium members have received grants from governmental authorities, which have enabled us to access preclinical and clinical data while minimizing the expenses we incur.

We have received a research and development subsidy from the Dutch government in the form of reimbursement of payroll taxes related to relevant employees. The amount we receive is tied directly to the number of employees and number of hours devoted to specified research and development programs, and therefore varies directly with the size of our workforce and direction of our research and development programs. We have no obligation to repay these amounts.

Some of the grants we have received are repayable under specified circumstances. In particular, we would be required to repay some grants if we successfully commercialize a supported program within a specified timeframe. None of the grants we have received to date relate to programs that we currently anticipate commercializing, other than the technical development loan in respect of Glybera, described under “Costs of Goods Sold” below. Accordingly, we do not currently expect that we will be required to repay any of these grants.

Cost of goods sold

Cost of goods sold includes the purchase price of raw materials, directly attributable labor costs and directly related charges by third party service providers, and the royalties and other related payments to third parties we must make under the license agreements covering various aspects of the technology underlying the composition and manufacture of Glybera. We also include the amortization expense related to those intangible assets predominantly serving commercial purposes.

We also include in cost of goods sold amounts that we are required to repay to the Dutch government in respect of a technical development loan that we received in the period from 2000 to 2005 to support the early development of Glybera. As of September 30, 2015, the total amount of principal and interest outstanding was €6.1 million. Under the terms of this contingent commitment, we are required to make repayments based on the timing and amount of revenues we receive from product sales of Glybera.. In the period ended September 30, 2015, we recorded an amount of cost of goods sold of € 0.1 million that will be repaid to the Dutch government during the fourth quarter of 2015. We expect to pay to the Dutch government 20% of any gross amounts we receive from Chiesi in connection with sales of Glybera, as and when received, until the earlier of such time as the loan is repaid in full or December 31, 2019. Amounts that remain outstanding as of December 31, 2019, if any, would be forgiven. We have not recorded any liability for these amounts. To the extent we generate revenues from the sale of Glybera, we will recognize a liability and a corresponding charge to cost of goods sold in future periods.

Research and development expenses

Research and development expenses consist principally of expenses associated with employees, manufacturing facilities, clinical development, activities in collaboration with third parties, license fees, laboratory consumables and depreciation/amortization.

During the period from 2006, when we received our first significant venture capital equity investment, to September 30, 2015, we incurred an aggregate of €162.7 million in research and development expenses. In addition, we began to capitalize our development expenses related to Glybera from March 21, 2013. We capitalized €9.2 million of such expenses through the nine months ended September 30, 2015, which we began amortizing when the sales of Glybera commenced. We allocate our direct research and development expenses to our various programs on the basis of actual external expenses incurred in respect of each program and our allocation of time spent by our research and development team on each program. We do not allocate our overhead expenses to specific development programs.

Our research and development expenses mainly relate to the following key programs:

•                  AMT-060 (hemophilia B). We initiated a Phase I/II clinical trial of AMT-060 for the treatment of hemophilia B in the first quarter of 2015 in collaboration with Chiesi. Under our co-development agreement, we and Chiesi will each bear half of the agreed development costs of this program.

•                  S100A1 (congestive heart failure). In the third quarter of 2014, we started to incur costs related to the pre-clinical development of product candidates targeting the S100A1 gene, the rights to which we obtained through our acquisition of InoCard in July 2014.

•                  Glybera (LPLD). We are undertaking preparations for the EMA-mandated post-approval clinical trial and patient registry. Certain costs associated with these activities will be shared equally with Chiesi.

•                  AMT-110 (Sanfillippo B). We have incurred costs related to the development and manufacture of clinical supplies of AMT-110 for the treatment of Sanfillippo B provided to our collaboration partner, Institute Pasteur, for its ongoing Phase I/II clinical trial.

•                  Hemophilia A and other preclinical research programs. We incur costs related to the research of multiple preclinical gene therapy product candidates with the potential to treat certain rare and other serious medical conditions, including liver-directed diseases such as hemophilia A, and neurological indications.

•                  Acute intermittent porphyria (AIP). We have incurred costs related to the development and manufacture of clinical supplies of AMT-021 for the treatment of AIP provided to our collaborator, Digna Biotech, for its ongoing Phase I clinical trial in this indication.

•                  Technology platform development and other related research. We incur significant research and development costs related to our gene delivery and manufacturing technology platform that are applicable across all of our programs, as well as our other research programs, including intellectual property expenses, depreciation expenses and facility costs. These costs are not allocated to specific projects.

Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including regulatory approvals and enrollment of patients in clinical trials. We expect that our research and development expenses will increase significantly as we increase our staff, progress our Phase I/II study of AMT-060, conduct further clinical evaluation of Glybera, advance the research and development of our other product candidates and commence manufacturing at our facility in Lexington, Massachusetts. The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing or estimated costs of, or any cash inflows resulting from, the development of any of our product candidates. This is due to numerous risks and uncertainties associated with developing gene therapies, including the uncertainty of:

•                  the scope, rate of progress and expense of our research and development activities;

•                  clinical trial and early-stage results;

•                  the terms and timing of regulatory approvals;

•                  the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

•                  our ability to agree ongoing development budgets with collaborators who share the costs of our development programs; and

•                  our and our collaborators’ ability to market, commercialize and achieve market acceptance for Glybera or any other product candidate that we may develop in the future.

A change in the outcome of any of these variables with respect to the development of Glybera or any other product candidate that we may develop could mean a significant change in the expenses and timing associated with the development of Glybera or such product candidate.

We have incurred significant expenses in the development of Glybera. Under applicable accounting principles, we have capitalized development expenses upon receipt of marketing approval for a product candidate, provided that we have the technical, scientific and financial resources to complete the development and commercialization of the program. We received marketing approval from the European Commission for Glybera for a subset of LPLD patients in October 2012. After securing sufficient financing we began capitalization of development costs in the first quarter 2013. We continued capitalization until September 2015, when we made our first commercial sale. During the third quarter of 2015, Chiesi disclosed to the Company certain reimbursement-related developments that may have an adverse impact on the future cash flows generated by the commercizalization of Glybera. As such, the Company estimated the recoverable amount of the capitalized expenses and certain other related intangible assets and recorded a €11.6 million impairment loss during the three month period ended September 30, 2015.

In addition, in connection with our collaboration and license agreement with 4D Molecular Therapeutics, we incur expenses to fund joint research efforts with 4D. Further, we granted options to purchase an aggregate of 609,744 of our ordinary shares to the owners of 4D who provide services to us in connection with that agreement. The fair value of these options will vest over a three-year future service period, and will have a significant impact on our expenses recognized. Finally, to the extent certain pre-clinical, clinical and regulatory milestones are met, we will make milestone payments to 4D.

Selling, general and administrative expenses

Our selling, general and administrative expenses have consisted to date principally of employee, office, consultancy, legal and other professional and administrative expenses. We expect that our selling, general and administrative expenses will increase significantly in the future as our business expands and we will add further personnel and infrastructure. We also incur expenses associated with operating as a public company, including expenses for personnel, legal, accounting and audit fees, directors’ and officers’ liability insurance premiums and expenses related to investor relations.

Impairment loss

The impairment loss relates to the write-off of capitalized development costs and certain other intangible assets related to Glybera. The loss was recorded in the three month period ending September 30, 2015.

Other gains / losses—net

Other gains / losses—net consist of foreign exchange losses that do not relate to borrowings. We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar and, to a lesser extent, the British pound, as we acquire certain materials and pay for certain licenses and other services in these two currencies. We have not established any formal practice to manage the foreign exchange risk against our functional currency.

Finance income

Our finance income consists of interest income earned on our cash and cash equivalents and gains on our derivative instruments, described below. We deposit our cash and cash equivalents primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts have historically generated only minimal interest income.

We entered into various financing arrangements with our investors, including convertible notes issued in 2009 and converted into ordinary shares in April 2012, and further convertible notes issued in 2012 and 2013, which were converted into ordinary shares in July 2013. Each of the convertible notes consisted of a debt element and an embedded financial derivative element. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently measured at fair value through profit and loss. The resulting gain is recognized in the Consolidated Statement of Comprehensive Income and accounted for as finance income.

Finance expense

Finance expenses in 2014 and 2015 consisted primarily of interest due on our Hercules venture debt loan, losses on the fair value measurements of our derivative instruments, and, to a lesser extent, the interest component of finance leases.

Results of Operations

Comparison of the nine months ended September 30, 2014 and 2015

	NINE MONTHS ENDED
	SEPTEMBER 30,
	2014	2015	Change
	(€ in thousands)		%
License revenues	662	1,754	165%
Collaboration revenues	2,551	3,818	50%
Product sales	0	300
Total revenues	3,213	5,872	83%
Cost of goods sold	—	(428)
Other income	598	532	-11%
Research and development expenses	(23,740)	(32,652)	38%
Selling, general and administrative expenses	(8,035)	(13,503)	68%
Impairment of intangible assets	—	(11,640)
Other gains / losses, net	3,694	(2,548)	-169%
Total operating costs	(27,483)	(60,239)	119%
Operating result	(24,270)	(54,367)	124%
Finance income	125	70	-44%
Finance expense	(1,734)	(3,102)	79%
Result before corporate income tax	(25,879)	(57,399)	122%
Corporate income tax	—	30
Net loss	(25,879)	(57,369)	122%

Revenues

License revenues for the nine months ended September 30, 2015 were €1.8 million, an increase from the €0.7 million for the nine months ended September 30, 2014. The increase reflects the amortization during the second and third quarter of 2015 of the upfront payment received from BMS.

Collaboration revenues for the nine months ended September 30, 2015 were €3.8 million, a 50% increase from the €2.6 million for the nine months ended September 30, 2014. The increase relates to amounts due from BMS for the reimbursement of certain expenses incurred by the Company, pursuant to our collaboration agreement, during the reporting period.

During the nine month period ending September 30, 2015, the Company recorded its first product revenue of €0.3 million (period ending September 30, 2014: nil). The product revenue represents the commercial sale of Glybera to our partner, Chiesi.

Cost of goods sold

Cost of goods sold in the nine months ended September 30, 2015 relates to purchase price of raw materials, directly attributable labor costs and directly related charges by third party service providers, and the royalties and other related payments to third parties we must make under the license agreements covering various aspects of the technology underlying the composition and manufacture of Glybera. Cost of goods sold also includes amortization of intangible assets as well as amounts related to the repayment of government grants.

Other Income

Other income for the nine months ended September 30, 2015 was €0.5 million, an 11% decrease from the €0.6 million recognized for the nine months ended September 30, 2014. This change reflected a slight decrease in research activities related government grants received.

Research and development expenses

Research and development expenses for the nine months ended September 30, 2015 were €32.7 million, a 38% increase from the €23.7 million incurred for the nine months ended September 30, 2014. These increases are mainly due to the initiation of our Phase I/II clinical study of AMT-060 in hemophilia, , the continued progression of uniQure’s other programs through later stage research and clinical development and increased activity in our U.S. facility, which became operational in the second half of 2014.

Selling, general and administrative expenses

Selling, general and administrative expenses for the nine months ended September 30, 2015 were €13.5 million, a 68% increase from the €8.0 million incurred for the nine months ended September 30, 2014. This increase is primarily due to the addition of employees and consultants, increased professional fees related to business development and other corporate legal matters and higher depreciation expenses allocated to selling, general and administrative expenses.

Impairment loss

The impairment loss of €11.6 million relates to the write-off of capitalized development costs and certain other related intangible assets related to Glybera. The loss was recorded in the three month period ended September 30, 2015.

Other losses — net

Other gains / losses—net for the nine months ended September 30, 2015 were a loss of €2.5 million, compared with a gain of €3.7 million for the nine months ended September 30, 2014. This change reflects variations in the foreign exchange rate between the Euro and the U.S. dollar.

Finance Income

Finance income for the nine months ended September 30, 2015 was €0.070 million, compared with €0.125 million for the nine months ended September 30, 2014. These amounts reflect the interest income on our cash balances.

Finance Expense

Finance expense for the nine months ended September 30, 2015 was €3.1 million, compared with €1.7 million for the nine months ended September 30, 2014. This increase related to the interest payments on the additional $10 million of venture debt received from Hercules Technology Growth Capital received in June 2014 pursuant to the amended and restated loan agreement,as well as the expenses related to the adjustment to fair market value our outstanding warrants and exchange rate fluctuations on our balances at period end.

Comparison of the three months ended September 30, 2014 and 2015

	THREE MONTHS ENDED
	SEPTEMBER 30,
	2014	2015	Change
	(€ in thousands)		%
License revenues	221	1,041	371%
Collaboration revenues	780	1,809	132%
Product sales	—	300
Total revenues	1,001	3,150	215%
Cost of goods sold	—	(428)
Other income	208	186	-11%
Research and development expenses	(9,514)	(11,933)	25%
Selling, general and administrative expenses	(3,218)	(4,835)	50%
Impairment of intangible assets	—	(11,640)
Other gains / losses, net	3,630	(1,552)	-143%
Total operating costs	(8,894)	(30,202)	240%
Operating result	(7,893)	(27,052)	243%
Finance income	54	5	-91%
Finance expense	(1,220)	1,173	-196%
Result before corporate income tax	(9,059)	(25,874)	186%
Corporate income tax	—	30
Net loss	(9,059)	(25,844)	185%

Revenues

License revenues for the three months ended September 30, 2015 were €1.0 million, an increase from the €0.2 million for the three months ended September 30, 2014. The increase reflects the amortization of the upfront payments received from BMS during the second and third quarter of 2015.

Collaboration revenues for the three months ended September 30, 2015 were €1.8 million, an increase from the €0.8 million for the three months ended September 30, 2014. The increase relates to amounts due from BMS for the reimbursement of certain expenses incurred by the Company, pursuant to our collaboration agreement, during the reporting period.

In the period ending September 30, 2015, the Company recorded its first product revenue of €0.3 million (period ending September 30, 2014: nil). The product revenue represents the commercial sale of Glybera to our partner, Chiesi.

Cost of goods sold

Cost of goods sold in the nine months ended September 30, 2015 relates to purchase price of raw materials, directly attributable labor costs and directly related charges by third party service providers, and the royalties and other related payments to third parties we must make under the license agreements covering various aspects of the technology underlying the composition and manufacture of Glybera. Cost of goods sold also includes amortization of intangible assets as well as amounts related to the repayment of government grants.

Other income

Other income for the three months ended September 30, 2015, was €0.2 million, in line with the €0.2 million recognized for the three months ended September 30, 2014. Other income reflects government grants received for research activities.

Research and development expenses

Research and development expenses for the three months ended September 30, 2015 were €11.9 million, a 25% increase from the €9.5 million incurred for the three months ended September 30, 2014. These increases are mainly due to the initiation of our Phase I/II clinical study of AMT-060 in hemophilia, the continued progression of uniQure’s other programs through later stage research and clinical development and increased activity in our U.S. facility, which became operational in the second half of 2014.

Selling, general and administrative expenses

Selling, general and administrative expenses for the three months ended September 30, 2015 were €4.8 million, a 50% increase from the €3.2 million incurred for the three months ended September 30, 2014. These increases are primarily associated with professional fees related to business development activities, consultants engaged to assist the Company in improving its financial controls, as well as other general corporate initiatives.

Impairment loss

The impairment loss of €11.6 million relates to the write-off of capitalized development costs and certain other intangible assets related to Glybera. The loss was recorded in the three month period ended September 30, 2015.

Other losses—net

Other gains / losses—net for the three months ended September 30, 2015 were a loss of €1.6 million, compared with a gain of €3.6 million for the three months ended September 30, 2014. This increase reflects changes in the foreign exchange rate between the Euro and the U.S. dollar and the increase of cash held in U.S. dollar accounts.

Finance income

Finance income for the three months ended September 30, 2015 and September 30, 2014 was immaterial. These amounts reflect the interest income on our cash balances over the reporting period.

Finance expense

Finance expense for the three months ended September 30, 2015 was a gain of €1.2 million, compared to a loss of €1.2 million for the three months ended September 30, 2014. The year-on-year variation results from unrealized foreign exchangs result on the U.S. dollar-denominated Hercules loan.

Liquidity and capital resources

In our early years we received funding and subsidized rent from the AMC, government grants, income for cGMP contract manufacturing of biologics for third parties, and small amounts of equity financing. From our first institutional venture capital financing in 2006 through the third quarter of 2015 we funded our operations primarily through private and public placements of equity securities, and convertible and other debt securities, in the aggregate amount of €352.9 million ($425.3 million). During this period, we also received total other income, consisting principally of government grants and subsidies, of €7.2 million, total nonrefundable collaboration funding of €75.2 million, and venture debt financing of $20.0 million (€18.0 million).

On February 5, 2014, we completed our IPO, placing 5,400,000 shares at $17 per share, raising total gross proceeds of $91.8 million (€67.3 million) and net proceeds of $85.4 million (€62.6 million) after commissions but before expenses.

On April 6, 2015, we entered into collaboration agreements with BMS, the financial terms of which consist of:

•                  an upfront payment of $50.0 million made at the closing of the transaction on May 21, 2015;

•                  a $15.0 million payment made in July 2015, following the selection of three new collaboration targets;

•                  an initial equity investment of $37.6 million for the purchase of 1,112,319 ordinary shares, representing 4.9% of our outstanding shares following such issuance, made in June 2015 at a price of $33.84 per share;

•                  a second equity investment of $37.9 million for the purchase of an additional 1,275,789 ordinary shares, representing 5.0% of our outstanding shares following such issuance, made in August 2015 at a price of $29.67 per share;

•                  two warrants to acquire up to an additional 10% equity interest in the aggregate, at a premium to market, based on additional targets being introduced into the collaboration;

•                  research, development and regulatory milestone payments, including up to $254 million for the lead S100A1 therapeutic and up to $217 million for each other gene therapy product potentially developed under the collaboration;

•                  reimbursement for all research costs associated with the collaboration; and

•                  net sales-based milestone payments and tiered single to double-digit royalties on product sales.

On April 15, 2015, we announced the closing of our follow-on public offering of 3,000,000 ordinary shares at price to the public of $29.50 per ordinary share. After deducting underwriting discounts but before share issuance expenses, the net proceeds of the follow-on public offering were $83.2 million (€78.5 million).

As of September 30, 2015, we had cash and cash equivalents of €214.5 million.

Cash flows

The table below summarizes our Consolidated Cash Flow data for the nine month periods ended September 30, 2014 and 2015:

	Nine months ended SEPTEMBER 30,
(€ in thousands)	2014	2015

Cash (used in) / generated by operating activities	(16,919)	28,499
Cash (used in) investing activities	(16,862)	(6,127)
Cash provided by financing activities	69,186	137,172

Net cash (used in)/generated by operating activities

Net cash generated by operating activities was €28.5 million in the nine months ended September 30, 2015, an increase from the €16.9 million of cash used in the nine months ended September 30, 2014. The change was principally the result of the upfront payment and target designation fee received from BMS during the current period, offset in part by the higher net loss from operating activities, which was primarily driven by increased research and development activities and a higher level of activity and expense in our U.S. facility, which became operational in the second half of 2014.

Net cash used in investing activities

Net cash used in investing activities was €6.1 million in the nine months ended September 30, 2015, a reduction from the €16.9 million in the nine months ended September 30, 2014. Investing activities in both periods reflect the build out of our U.S. facility, most of which occurred in 2014. During the third quarter of 2015 the Company also invested in the build-out of additional laboratory space in Amsterdam.

Net cash generated from financing activities

Net cash generated from financing activities was €137.2 million in the nine months ended September 30, 2015, compared to the €69.2 million in the nine months ended September 30, 2014. The 2014 amount reflected the cash received in connection with our IPO in February 2014. The 2015 amount primarily reflects net proceeds from our April 2015 follow-on offering, after commissions and expenses, and the equity investments received pursuant to the agreements with BMS.

Cash and funding sources

The table below summarizes our sources of financing for the nine months ended September 30, 2014 and 2015.

(€ in thousands)	Equity Capital
Nine months ended September 30, 2015	137,297
Nine months ended September 30, 2014	62,118

•                  our sources of financing in the nine months ended September 30, 2015 were primarily related to the issuance and sale of ordinary shares associated with our follow-on offering and the initial equity investments made by BMS.

•                  as of September 30, 2015, we had debt of €18.0 million, which consisted solely of amounts outstanding under our venture loan agreement with Hercules.

Funding requirements

We believe our cash and cash equivalents as at September 30, 2015 will enable us to fund our operating expenses, including our debt repayment obligations as they become due, and capital expenditure requirements, for at least the next twelve months. For further disclosure please refer to Note 1 of the unaudited financial statements for the period ended September 30, 2015. Our future capital requirements will depend on many factors, including:

•                  the potential to receive future consideration pursuant to our collaboration with BMS, which is largely contingent on achieving certain research, development, regulatory and sales milestones;

•                  the commercial success of Glybera, including the timing and amount of revenues generated, as well as our cost of goods sold;

•                  our collaboration agreements remaining in effect, our ability to obtain research and development funding and achieve milestones under these agreements and our ability to enter into other such new arrangements in the future;

•                  the progress and results of our current and planned clinical trials, including for AMT-060 for hemophilia B, AMT-110 for Sanfilippo B and for Glybera, as well as those of our collaborators;

•                  the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for our additional product candidates;

•                  the number and development requirements of other product candidates that we pursue;

•                  the cost, timing and outcome of regulatory review of our product candidates;

•                  the cost and timing of future commercialization activities by us or our collaborators, including product manufacturing, marketing, sales and distribution, for Glybera and any of our product candidates for which we receive marketing approval in the future;

•                  the amount and timing of revenue, if any, we receive from commercial sales of any product candidates for which we receive marketing approval in the future;

•                  expenses in connection with our collaboration with 4D Molecular Therapeutics;

•                  the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

•                  the repayments of the principal amount of our venture debt loan with Hercules which contractually will start in January 2016 and will run through June 2018;

•                  the extent to which we acquire or in-license other products or technologies; and

•                  the costs associated with maintaining quality compliance and optimizing our manufacturing processes, including the operating costs associated with our Lexington, Massachusetts manufacturing facility.

We have no committed sources of additional financing, other than our collaboration agreements with BMS and Chiesi. Until such time, if ever, as we can generate substantial product revenues from sales of Glybera by Chiesi or otherwise, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution and licensing arrangements. We are subject to covenants under our loan agreement with Hercules, and may become subject to covenants under any future indebtedness that could limit our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, which could adversely impact our ability to conduct our business. In addition, our pledge of assets as collateral to secure our obligations under our loan agreement with Hercules may limit our ability to obtain debt financing. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Capital expenditures

The following table sets forth our capital expenditures for the nine months ended September 30, 2014 and 2015:

	Nine months ended SEPTEMBER 30
(€ in thousands)	2014	2015

Investments in property, plant and equipment	(13,365)	(3,289)
Investments in intangible assets	(2,129)	(2,908)
Total	(15,494)	(6,197)

In the first half of 2015, we substantially completed the build-out of a 53,000 square foot leased manufacturing facility in Lexington, Massachusetts. The total construction costs amount to approximately $16.8 million, of which the landlord has paid $8.2 million in landlord improvements. In addition, we anticipate the total investment in laboratory and office equipment to be approximately $8.2 million. As of September 30, 2015, we had capitalized $25.5 million. In addition, we provided a landlord deposit of $1.2 million.

During the third quarter of 2015, the Company began to build-out an additional facility in Amsterdam, The Netherlands to accommodate the need for additional research and development space.

The investments in intangible assets relate to the capitalization of licenses and Glybera-related development costs.

Contractual obligations and commitments

The table below sets forth our contractual obligations and commercial commitments as of September 30, 2015 that are expected to have an impact on liquidity and cash flows in future periods.

	LESS THAN	BETWEEN 1	BETWEEN 2	OVER 5
(€ in thousands)	1 YEAR	AND 2 YEARS	AND 5 YEARS	YEARS	TOTAL

License maintenance obligations (1)	330	—	—	—	330
Debt obligations	6,546	8,420	6,351		21,317
Operating lease obligations	2,070	1,589	5,051	6,588	15,298
Finance lease obligations	177	—	—	—	177
Total	9,123	10,009	11,402	6,588	37,122

(1) Amounts are paid annually in advance; to the extent that we have the right to terminate the agreement prior to the date of the next maintenance payment, these maintenance fees are not included within the research commitments detailed in the notes to our financial statements.

The table above does not include:

•                  payments we may be obligated to make under our license or collaboration agreements, other than fixed periodic maintenance costs. Such additional payment obligations may be material;

•                  our obligations to repay the Dutch technical development loan described above; and

•                  our obligations under the collaboration and license agreement with 4D Molecular Therapeutics, entered into in January 2014, to fund research and development activities at a cost of approximately $3.0 million in aggregate over the first three years and approximately $200,000 of licenses fees during the first year.

Hercules Loan and Security Agreements

We are party to a Loan and Security Agreement entered into with Hercules on June 13, 2013. Under the initial Loan and Security Agreement, we borrowed $10.0 million (€7.4 million), bearing interest at a variable rate of the greater of 11.85% or an amount equal to 11.85% plus the prime rate of interest minus 3.25%.

On June 26, 2014 we entered into an amended and restated loan agreement (which amends and replaces the original loan agreement), pursuant to which we increased the aggregate loan amount to $20,000,000 (then €14,600,000), presented net of expenses for facility charges of 1.00% plus expenses related to legal counsel. The additional amount of $10,000,000 (€7,344,000) was received net of expenses of $218,000 (€160,000). The net cash inflow was $9,782,000 (€7,184,000). The total loan commitment is $20,000,000 with an interest rate of 10.25%. Also included are two back-end fees of $345,000 and $250,000, due October 2016 and June 2018 respectively. The interest-only period is 18 months. We are required to repay the loan in monthly principal installments from January 2016 through June 2018. As the terms of the amended loan agreement changed significantly compared to the original loan agreement (maturity date, interest rate, payback schedule), we fully amortized the unamortized transaction costs in respect of the initial loan amount, resulting in an extra amortization charge through profit and loss in 2014 of $193,000 (€141,000).

The amended Loan and Security Agreement also provides for payment of a maturity charge, the amount of which was reduced in exchange for the issuance to Hercules, on September 24, 2013, of warrants to purchase 37,174 ordinary shares, at an exercise price of €10.10 per share. The warrant included in the Loan and Security Agreement is not closely related to the host contract and therefore has been split and accounted-for separately as a financial derivative measured at fair value though profit or loss. The fair value of this derivative as of September 30, 2015 was €357,000 compared to €207,000 on December 31, 2014.

The borrowings under the Loan and Security Agreement were classified as non-current borrowings of €13.313 million and as current borrowings of €4.696 million, as of September 30, 2015. For the nine month period ended September 30, 2015, we recorded €1.560 million as finance expenses in relation to the Loan and Security Agreement, compared to €1.150 million for the same period in 2014.

The exchange result on the borrowings under the Loan and Security Agreement amounts to €1.364 million.